SHIN
CORPORATION

02028090

SUPPL

March 7, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SEC MAIL RECEIVED PROCESSING
MAR 19 2002
WASH, D.C. 354 SECTION

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), documents described below are enclosed for your attention.

- **Stock Exchange of Thailand Filling, SH 008/2002**
  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 1/2002 in respect of Dividend Payment and Schedule of the Annual General Meeting of Shareholder for the Year 2002
  Date: February 28, 2002

- **Stock Exchange of Thailand Filling, SH 009/2002**
  Subject: Submission of the Audited Financial Statements for the Year 2001
  Date: February 28, 2002

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department, 414 Shinawatra Tower I, 13/F, Phahon Yotin Road, Samsen Nai, Phaya Thai, Bangkok 10400, Thailand in the enclosed self-addressed stamped envelope.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 3/29

Enclosure

Rule 12g3-2(b) Exemption File No. 82-3140

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 28, 2002

SH 008/2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting in respect of dividend payment, issuance and offer for sale of debentures, warrants, change of Article of association of the Company and schedule of the Annual General Meeting of Shareholders for the year 2002

To: President
Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Corporation Public Company Limited ("the Company") No. 1/2001 held on February 28, 2002, at 2.00 p.m. at the Board Room 20th Floor Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 passed the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No. 9/2001 held on November 14, 2001.
2. Approved the Company's Balance sheets, Income Statements and Statements Cash Flows for the fiscal year ended December 31, 2001.
3. Approved omission of dividend for the fiscal year beginning January 1, 2001 to December 31, 2001. Since the Company has to reserve cash for debt repayment.
4. Approved the appointment of five auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2002 as follows:
   - Mr. Prasan chuapanich CPA. No.3051
   - Miss Nangnoi Charoenthavesub CPA. No.3044
   - Mrs. Suwannee Bhuripanyo CPA. No.3371
   - Mr. Prasit Yuengsrikul CPA. No.4174
   - Mr. Vichian Khingmontri CPA No. 3977

   One of these five persons will be responsible for conducting an audit and giving opinions on the Company's financial statements. The auditors' remuneration shall be within the limit of Bath 2.2 million (Two million two hundred thousand Baht).
5. Approved the appointment of directors, limit of the authorized signatories and direstors' remuneration as follows:

   5.1 The retiring directors due to cease of their tenure are as follows:
   - Mr. Paron Isarasena Na Ayudha
   - Mr. Paiboon Limpaphayom (Ph.D.)
   - Mr. Olarn Chaipravat (Ph.D.)
   - Mr. Vithit Leenutapong

   5.2 The retiring directors having been re-appointed are as follows:
   - Mr. Paron Isarasena Na Ayudha
   - Mr. Paiboon Limpaphayom (Ph.D.)
   - Mr. Olarn Chaipravat (Ph.D.)
   - Mr. Vithit Leenutapong

5.3 The members of the Board of Directors shalll be as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Directors
- Mr. Paiboon Limpaphayom	Vice Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Thanong Bidaya (Ph.D.)	Director
- Mr. Niwat Boonsong	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Mr. Paron Isarasena Na Ayudhya	Director
- Miss Chua Sock Koong	Director
- Mr. Olarn Chaipravat (Ph.D.)	Chairman of the Audit Committee
- Mrs. Vithit Leenutapong	Member of the Audit Committee
- Dr. Virach Aphimeteetamrong	Member of the Audit Committee

5.4 The authorized signatories are as follows:
"Mr. Bhanapot Damapong solely signs with the Company's seal affixed or Mr. Paiboon Limpaphayom, Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan two of these three directors jointly sign with the Company's seal affixed"

5.5 The determination of Directors' remuneration within the limit of Baht 5,000,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

6. The Board of Directors to pass a resolution approving the issuance and offer for sale of debentures with the following preliminary features:

- Type of debentures: Unsubordinated and unsecured debentures

- Amount of debentures to be issued and offered: Not exceeding Baht 4,000 Million or in other currencies in the equivalent amount

- Maturity: Not exceeding 10 years from the issuing date

- Nature of offering: Domestic and/or international offering to the public and/or the institutional investors and/or specific investors whether in whole amount or in part in each offering or several offerings

- Special condition: In case where the Company has redeemed the debentures issued under the authorized issuance amount, the Company will be entitled to issue and offer for sale of new debentures having features as mentioned above under such authorized issuance amount

In addition, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of debentures, such as the determination of the name of debentures, the amount of debentures to be issued, the par value, the offering price per unit, the maturity period, the interest rate, the payment of interest, the repayment of the principal, the appointment of the debentureholders' representative, the appointment of the registrar, the allocation method, the details of debenture offering, the right of early redemption, the opening of account(s) for depositing of money received from the sale of debentures, including to arrange for the registration of such unsecured debentures in the Thai Bond Dealing Center or any other secondary markets, as well as to contact with

relevant authorities and take any actions necessary for and pertinent to the issuance of the debentures.

7. The Board of Directors to pass a resolution approving the issuance and offer for sale of warrants to purchase ordinary shares

   - Objective: To refinance the existing debts and to use the proceeds received as the working capital

   - Type of warrants: Warrants to purchase ordinary shares of the Company

   - Number of warrants to be issued and offered: Not exceeding 300 million units

   - Allocation Method: Domestic and/or international offering to the public including the institutional investors

   - Maturity: Not exceeding 10 years from the issuing date

   - Exercise ratio : 1 warrant per 1 ordinary share

   - Exercise price: Not less than five (5) percent over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants

   - Number of ordinary shares reserved to accommodate the exercise of warrants: Not exceeding 300 million shares (with a par value of Baht 1 each)

   - Exercising Period: one time or several times provided that the final exercising period is approximately 1 month prior to the expiry date of warrants

   - Adjustment of rights: Adjustment of the exercise of rights of warrants to purchase ordinary shares (if any) shall be in accordance with the relevant rules and regulations of the Office of the Securities and Exchange Commission and the Stock Exchange of Thailand regarding the issuance and offer for sale of warrant to purchase ordinary shares

   In addition, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of warrants to purchase ordinary shares, such as the determination of the name of warrants to purchase ordinary shares, the offering price per unit, the allocation method, the term of warrants, the exercise price per unit, the exercise period, the secondary market for warrants, the conditions for the exercise of warrants, the adjustment of rights of warrants, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of warrants at this time, including to arrange for the listing of such warrants on the Stock Exchange of Thailand.

8. The Board of Directors to pass a resolution approving the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares.

The Company currently has the 1,114 million ordinary shares (with a par value of Baht 1 each) previously allocated to the public. However, such shares so allocated have not yet been offered for sale to the public, the Meeting therefore was requested to pass a resolution to approve the allocation of such shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares in this time. Following such allocation, the Company will have 814 million authorized but unissued shares (with a par value of Baht 1 each) remaining for the offering to the public.

In this regard, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the allocation of ordinary shares to accommodate the exercise of warrants, including take any actions necessary for and pertinent to the issuance of warrants as well as to arrange for the listing of such ordinary shares on the Stock Exchange of Thailand.

9. Approved change of the Company's Articles of Association for accommodate the Public Company Act. As follows:
   Article 10 The Company may not own its shares or take them in pledge except for the following circumstances:
   (1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.
   (2) The Company may buy-back its shares for the purpose of financial management of the company when the company has accumulated profits and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

   Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends.
   Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the undisposed portion.
   The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.
10. Approved the appointment of Head of Human Resources of Shin Corporation Public Company Limited to be the subrogated securities purchaser from the Siam Commercial Bank Public Company Limited and/or any Financial Institution or security company for the Employee Stock Option Plan to directors, employees and advisors of the Company.
11. Approved to convene the schedule of the Annual General Meeting of Shareholders for the year 2002 to be held on April 30, 2002 at 2.00 p.m. at Auditorium Room, 19th Fl. Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayayhai, Bangkok 10400. The closing date of register book to determine the right to attend the meeting shall be on April 10, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

Agenda 1	Notification
Agenda 2	Consider approving report of the Extraordinary General Meeting No. 3/2001 held on December 19, 2001
Agenda 3	Consider approving the Board of Directors' report for the fiscal year 2001
Agenda 4	Consider approving the Company's balance sheets, profit and loss statements, and cashflow statement for the fiscal year ended December 31, 2001

Agenda 5	Consider approving dividend payments for 2001's operational results
Agenda 6	Consider approving the appointment of the Company's auditors and the auditing and reviewing fee for the fiscal year 2002
Agenda 7	Consider approving the re-appointment of the retiring directors, limit of the authorized signatories, and the directors' remuneration for the fiscal year 2002;
Agenda 8	Consider approving the issuance and offer for sale of Unsubordinated and unsecured debentures in the amount not exceeding Baht 4,000 Million or in other currencies in the equivalent amount
Agenda 9	Consider approving the issuance and offer for sale of warrants to purchase ordinary shares in the amount not exceeding 300 million units
Agenda 10	Consider approving the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares
Agenda 11	Consider approving the amendment of Clause 10 of Article of Association to comply with the Public Limited Companies Act (No. 2) B.E 2544
Agenda 12	Others (if any)

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 28, 2002

SH 008/2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting in respect of dividend payment, issuance and offer for sale of debentures, warrants, change of Article of association of the Company and schedule of the Annual General Meeting of Shareholders for the year 2002

To: President
Stock Exchange of Thailand

The Board of Directors' Meeting of Shin Corporation Public Company Limited ("the Company") No. 1/2001 held on February 28, 2002, at 2.00 p.m. at the Board Room 20th Floor Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 passed the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No. 9/2001 held on November 14, 2001.
2. Approved the Company's Balance sheets, Income Statements and Statements Cash Flows for the fiscal year ended December 31, 2001.
3. Approved omission of dividend for the fiscal year beginning January 1, 2001 to December 31, 2001. Since the Company has to reserve cash for debt repayment.
4. Approved the appointment of five auditors of PricewaterhouseCoopers ABAS Ltd. to be the Company's auditors for the year ended 2002 as follows:
   - Mr. Prasan chuapanich CPA. No.3051
   - Miss Nangnoi Charoenthavesub CPA. No.3044
   - Mrs. Suwannee Bhuripanyo CPA. No.3371
   - Mr. Prasit Yuengsrikul CPA. No.4174
   - Mr. Vichian Khingmontri CPA No. 3977

   One of these five persons will be responsible for conducting an audit and giving opinions on the Company's financial statements. The auditors' remuneration shall be within the limit of Bath 2.2 million (Two million two hundred thousand Baht).
5. Approved the appointment of directors, limit of the authorized signatories and direstors' remuneration as follows:

   5.1 The retiring directors due to cease of their tenure are as follows:
   - Mr. Paron Isarasena Na Ayudha
   - Mr. Paiboon Limpaphayom (Ph.D.)
   - Mr. Olarn Chaipravat (Ph.D.)
   - Mr. Vithit Leenutapong

   5.2 The retiring directors having been re-appointed are as follows:
   - Mr. Paron Isarasena Na Ayudha
   - Mr. Paiboon Limpaphayom (Ph.D.)
   - Mr. Olarn Chaipravat (Ph.D.)
   - Mr. Vithit Leenutapong

5.3 The members of the Board of Directors shalll be as follows:

- Mr. Bhanapot Damapong	Chairman of the Board of Directors
- Mr. Paiboon Limpaphayom	Vice Chairman of the Board of Directors
- Mr. Boonklee Plangsiri	Director
- Mr. Thanong Bidaya (Ph.D.)	Director
- Mr. Niwat Boonsong	Director
- Mrs. Siripen Sitasuwan	Director
- Mr. Arak Chonlatanon	Director
- Mr. Paron Isarasena Na Ayudhya	Director
- Miss Chua Sock Koong	Director
- Mr. Olarn Chaipravat (Ph.D.)	Chairman of the Audit Committee
- Mrs. Vithit Leenutapong	Member of the Audit Committee
- Dr. Virach Aphimeteetamrong	Member of the Audit Committee

5.4 The authorized signatories are as follows:
"Mr. Bhanapot Damapong solely signs with the Company's seal affixed or Mr. Paiboon Limpaphayom, Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan two of these three directors jointly sign with the Company's seal affixed"

5.5 The determination of Directors' remuneration within the limit of Baht 5,000,000 which will be proposed to the Annual General Meeting of Shareholders 2002 for further approval.

6. The Board of Directors to pass a resolution approving the issuance and offer for sale of debentures with the following preliminary features:

- Type of debentures: Unsubordinated and unsecured debentures

- Amount of debentures to be issued and offered: Not exceeding Baht 4,000 Million or in other currencies in the equivalent amount

- Maturity: Not exceeding 10 years from the issuing date

- Nature of offering: Domestic and/or international offering to the public and/or the institutional investors and/or specific investors whether in whole amount or in part in each offering or several offerings

- Special condition: In case where the Company has redeemed the debentures issued under the authorized issuance amount, the Company will be entitled to issue and offer for sale of new debentures having features as mentioned above under such authorized issuance amount

In addition, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of debentures, such as the determination of the name of debentures, the amount of debentures to be issued, the par value, the offering price per unit, the maturity period, the interest rate, the payment of interest, the repayment of the principal, the appointment of the debentureholders' representative, the appointment of the registrar, the allocation method, the details of debenture offering, the right of early redemption, the opening of account(s) for depositing of money received from the sale of debentures, including to arrange for the registration of such unsecured debentures in the Thai Bond Dealing Center or any other secondary markets, as well as to contact with

relevant authorities and take any actions necessary for and pertinent to the issuance of the debentures.

7. The Board of Directors to pass a resolution approving the issuance and offer for sale of warrants to purchase ordinary shares

    - Objective: To refinance the existing debts and to use the proceeds received as the working capital

    - Type of warrants: Warrants to purchase ordinary shares of the Company

    - Number of warrants to be issued and offered: Not exceeding 300 million units

    - Allocation Method: Domestic and/or international offering to the public including the institutional investors

    - Maturity: Not exceeding 10 years from the issuing date

    - Exercise ratio : 1 warrant per 1 ordinary share

    - Exercise price: Not less than five (5) percent over the average price of the average trading price of ordinary shares of the Company in the Stock Exchange of Thailand 30 business days prior to the date of determination of the exercise price of warrants

    - Number of ordinary shares reserved to accommodate the exercise of warrants: Not exceeding 300 million shares (with a par value of Baht 1 each)

    - Exercising Period: one time or several times provided that the final exercising period is approximately 1 month prior to the expiry date of warrants

    - Adjustment of rights: Adjustment of the exercise of rights of warrants to purchase ordinary shares (if any) shall be in accordance with the relevant rules and regulations of the Office of the Securities and Exchange Commission and the Stock Exchange of Thailand regarding the issuance and offer for sale of warrant to purchase ordinary shares

    In addition, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the issuance and offer for sale of warrants to purchase ordinary shares, such as the determination of the name of warrants to purchase ordinary shares, the offering price per unit, the allocation method, the term of warrants, the exercise price per unit, the exercise period, the secondary market for warrants, the conditions for the exercise of warrants, the adjustment of rights of warrants, as well as to contact with relevant authorities and take any actions necessary for and pertinent to the issuance of warrants at this time, including to arrange for the listing of such warrants on the Stock Exchange of Thailand.

8. The Board of Directors to pass a resolution approving the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares.

The Company currently has the 1,114 million ordinary shares (with a par value of Baht 1 each) previously allocated to the public. However, such shares so allocated have not yet been offered for sale to the public, the Meeting therefore was requested to pass a resolution to approve the allocation of such shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares in this time. Following such allocation, the Company will have 814 million authorized but unissued shares (with a par value of Baht 1 each) remaining for the offering to the public.

In this regard, the Board of Directors or the Board of Executive Directors or person(s) entrusted by the Board of Directors or the Board of Executive Directors shall have the authority to determine any condition and other details necessary for and pertinent to the allocation of ordinary shares to accommodate the exercise of warrants, including take any actions necessary for and pertinent to the issuance of warrants as well as to arrange for the listing of such ordinary shares on the Stock Exchange of Thailand.

9. Approved change of the Company's Articles of Association for accommodate the Public Company Act. As follows:

   Article 10 The Company may not own its shares or take them in pledge except for the following circumstances:

   (1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.

   (2) The Company may buy-back its shares for the purpose of financial management of the company when the company has accumulated profits and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

   Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends.

   Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the undisposed portion.

   The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.

10. Approved the appointment of Head of Human Resources of Shin Corporation Public Company Limited to be the subrogated securities purchaser from the Siam Commercial Bank Public Company Limited and/or any Financial Institution or security company for the Employee Stock Option Plan to directors, employees and advisors of the Company.

11. Approved to convene the schedule of the Annual General Meeting of Shareholders for the year 2002 to be held on April 30, 2002 at 2.00 p.m. at Auditorium Room, 19th Fl. Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayayhai, Bangkok 10400. The closing date of register book to determine the right to attend the meeting shall be on April 10, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

Agenda 1	Notification
Agenda 2	Consider approving report of the Extraordinary General Meeting No. 3/2001 held on December 19, 2001
Agenda 3	Consider approving the Board of Directors' report for the fiscal year 2001
Agenda 4	Consider approving the Company's balance sheets, profit and loss statements, and cashflow statement for the fiscal year ended December 31, 2001

Agenda 5	Consider approving dividend payments for 2001's operational results
Agenda 6	Consider approving the appointment of the Company's auditors and the auditing and reviewing fee for the fiscal year 2002
Agenda 7	Consider approving the re-appointment of the retiring directors, limit of the authorized signatories, and the directors' remuneration for the fiscal year 2002;
Agenda 8	Consider approving the issuance and offer for sale of Unsubordinated and unsecured debentures in the amount not exceeding Baht 4,000 Million or in other currencies in the equivalent amount
Agenda 9	Consider approving the issuance and offer for sale of warrants to purchase ordinary shares in the amount not exceeding 300 million units
Agenda 10	Consider approving the allocation of ordinary shares in the amount of not exceeding 300 million shares (with a par value of Baht 1 each) to accommodate the exercise of warrants to purchase the ordinary shares
Agenda 11	Consider approving the amendment of Clause 10 of Article of Association to comply with the Public Limited Companies Act (No. 2) B.E 2544
Agenda 12	Others (if any)

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 28, 2002

SH 009/2002

Subject: Submission of the Audited Financial Statements for the Fiscal Year 2001

To: President
The Stock Exchange of Thailand

Enclosure : One copy of financial statements for the year 2001 and 2000

Shin Corporations Public Company Limited ("the Company") would like to submit a copy of the audited financial statements for the year 2001 together with an explanation of changes in operating results. The Company reported net profit for the year of 2001 of Baht 2,820 million, an increase of Baht 436 million, or 18% from the previous year, due mainly to;

Net profit breakdown	**2001** (Bt million)	**Net Profit (%)**	**2000** (Bt million)	**Net Profit (%)**	**% Change from 2000**
Profit (loss) from the Company operations					
- Operating loss	(342)	-12%	(188)	-8%	82%
- Gain on sales of investments	1,830	65%	599	25%	206%
- Gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture	228	8%	-	0%	N/A
- Others (interest income/expense, foreign exchange gain/loss)	(10)	0%	300	13%	-103%
- Tax	(115)	-4%	(20)	-1%	475%
Total	1,591	56%	691	29%	130%
Share of net result from subsidiaries, joint ventures and associates, after tax					
- Advanced Info Service Plc. (ADVANC)	1,458	52%	2,725	114%	-46%
- Shin Satellite Plc. (SATTEL)	774	27%	366	15%	111%
- Digital Phone Company Limited (DPC) and Shin Digital Company Limited (SDT)	(535)	-19%	(986)	-41%	-46%
- ITV Plc. (ITV)	(465)	-16%	(58)	-2%	702%
- Ad Ventures Company Limited (ADV)	(12)	0%	(212)	-9%	-94%
- Others	9	0%	(142)	-6%	106%
Total	1,229	44%	1,693	71%	-27%
Net Profit	2,820	100%	2,384	100%	18%

1. The Company had an increase in operating loss of 82% from Baht 188 million in 2000 to Baht 342 million in 2001, due mainly to one-time-write-off of NASDAQ listing expense, previously recorded as Deferred Cost in the assets of the balance sheet totaling Baht 232 million. However, the Company's gross profit from sales and services increased by Baht 47 million from the year 2000.

2. Gain from sale of investments in 2001 was Baht 1,830 million, an increase of 206% from the year 2000, as a result of the sale of investments in DPC and SDT to ADVANC amounting to Baht 1,670 million in 3Q01.

3. In 2001, the Company realized gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture totaling of Baht 228 million due to:

   - First, gain on deemed disposal of interest in Teleinfo Media Co., Ltd (TMC) dilution of Baht 150 million. TMC increased its capital of 17.35 million shares and offered to SingTel Yellow Pages Pte., as a result, the Company's interest in TMC has decreased from 50.99% to 38.25%.

   - Secondly, gain on deemed disposal of interest in ADV of Baht 78 million. ADV increased its capital of 5 million shares and offered to Mitsubishi Corporation, as a result, the Company's interest in ADV has decreased from 100% to 90.91%

4. The share of net result from subsidiaries and joint ventures and associates was Baht 1,229 million in 2001, a decrease of Baht 464 million or 27% from the previous year since;

   - The share of gain in ADVANC decreased from 2000 by Baht 1,267 million or 46% to Baht 1,458 million in 2001 due mainly to the provision of an impairment loss of mobile network in analog system (NMT) amounting to Baht 3,970 million.

   - The share of gain in SATTEL increased from Baht 366 million in 2000 to Baht 774 million in 2001 due mainly to the increase in SATTEL's net profit from operation, the decrease in foreign exchange loss and interest expense.

   - The share of net loss in ITV increased from Baht 58 million in 2000 to Baht 465 million in 2001, resulting from the higher net loss and a full-year loss shared from ITV in 2001 while only half year loss contributed in 2000.

   - In addition, the share of loss in DPC and SDT decreased from Baht 986 million in 2000 to Baht 535 million in 2001 due to the decrease in net loss of DPC.

Summary Translation Letter
To The Stock Exchange of Thailand
Date February 28, 2002

SH 009/2002

Subject: Submission of the Audited Financial Statements for the Fiscal Year 2001

To: President
The Stock Exchange of Thailand

Enclosure : One copy of financial statements for the year 2001 and 2000

Shin Corporations Public Company Limited ("the Company") would like to submit a copy of the audited financial statements for the year 2001 together with an explanation of changes in operating results. The Company reported net profit for the year of 2001 of Baht 2,820 million, an increase of Baht 436 million, or 18% from the previous year, due mainly to;

Net profit breakdown	**2001** (Bt million)	**Net Profit (%)**	**2000** (Bt million)	**Net Profit (%)**	**% Change from 2000**
Profit (loss) from the Company operations					
- Operating loss	(342)	-12%	(188)	-8%	82%
- Gain on sales of investments	1,830	65%	599	25%	206%
- Gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture	228	8%	-	0%	N/A
- Others (interest income/expense, foreign exchange gain/loss)	(10)	0%	300	13%	-103%
- Tax	(115)	-4%	(20)	-1%	475%
Total	1,591	56%	691	29%	130%
Share of net result from subsidiaries, joint ventures and associates, after tax					
- Advanced Info Service Plc. (ADVANC)	1,458	52%	2,725	114%	-46%
- Shin Satellite Plc. (SATTEL)	774	27%	366	15%	111%
- Digital Phone Company Limited (DPC) and Shin Digital Company Limited (SDT)	(535)	-19%	(986)	-41%	-46%
- ITV Plc. (ITV)	(465)	-16%	(58)	-2%	702%
- Ad Ventures Company Limited (ADV)	(12)	0%	(212)	-9%	-94%
- Others	9	0%	(142)	-6%	106%
Total	1,229	44%	1,693	71%	-27%
Net Profit	2,820	100%	2,384	100%	18%

1. The Company had an increase in operating loss of 82% from Baht 188 million in 2000 to Baht 342 million in 2001, due mainly to one-time-write-off of NASDAQ listing expense, previously recorded as Deferred Cost in the assets of the balance sheet totaling Baht 232 million. However, the Company's gross profit from sales and services increased by Baht 47 million from the year 2000.

2. Gain from sale of investments in 2001 was Baht 1,830 million, an increase of 206% from the year 2000, as a result of the sale of investments in DPC and SDT to ADVANC amounting to Baht 1,670 million in 3Q01.

3. In 2001, the Company realized gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture totaling of Baht 228 million due to:

   - First, gain on deemed disposal of interest in Teleinfo Media Co., Ltd (TMC) dilution of Baht 150 million. TMC increased its capital of 17.35 million shares and offered to SingTel Yellow Pages Pte., as a result, the Company's interest in TMC has decreased from 50.99% to 38.25%.

   - Secondly, gain on deemed disposal of interest in ADV of Baht 78 million. ADV increased its capital of 5 million shares and offered to Mitsubishi Corporation, as a result, the Company's interest in ADV has decreased from 100% to 90.91%

4. The share of net result from subsidiaries and joint ventures and associates was Baht 1,229 million in 2001, a decrease of Baht 464 million or 27% from the previous year since;

   - The share of gain in ADVANC decreased from 2000 by Baht 1,267 million or 46% to Baht 1,458 million in 2001 due mainly to the provision of an impairment loss of mobile network in analog system (NMT) amounting to Baht 3,970 million.

   - The share of gain in SATTEL increased from Baht 366 million in 2000 to Baht 774 million in 2001 due mainly to the increase in SATTEL's net profit from operation, the decrease in foreign exchange loss and interest expense.

   - The share of net loss in ITV increased from Baht 58 million in 2000 to Baht 465 million in 2001, resulting from the higher net loss and a full-year loss shared from ITV in 2001 while only half year loss contributed in 2000.

   - In addition, the share of loss in DPC and SDT decreased from Baht 986 million in 2000 to Baht 535 million in 2001 due to the decrease in net loss of DPC.

SHIN CORPORATION PUBLIC COMPANY LIMITED

CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS

31 December 2001 and 2000

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone (662) 286 9999, 344 1000
Facsimile (662) 286 5050
P.O. Box 800 Bangkok 10500

AUDITOR'S REPORT

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2001 and 2000, and the related consolidated and company statements of income, changes in shareholders' equity, retained earnings, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2001 and 2000, and the consolidated and company results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
14 February 2002

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Balance Sheets
As at 31 December 2001 and 2000

		Consolidated		Company	
		2001	2000	2001	2000
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash on hand and at banks	3	1,084,860,356	1,052,112,724	86,851,601	30,487,255
Short-term investments	4	1,220,878,073	2,407,357,658	906,383,162	2,042,444,720
Trade accounts and notes receivable, net	5	1,877,874,945	1,698,309,705	760,884,660	492,580,604
Amounts due from, advances and short-term loans to related parties	29	14,939,424	26,806,719	958,336,537	994,422,411
Inventories, net	6	112,708,051	198,240,777	4,827,399	66,721,348
Current portion of forward and swap contracts receivable, net	7	-	73,685,072	-	-
Other current assets	8	613,868,498	975,173,511	6,047,875	293,463,961
Total current assets		4,925,129,347	6,431,686,166	2,723,331,234	3,920,120,299
Non-current assets					
Investments in subsidiaries, associates and joint ventures	9	18,770,061,331	13,376,731,169	24,225,794,082	19,340,359,655
Other investments	10	49,505,145	52,000,000	30,600,000	30,600,000
Property and equipment, net	11	6,070,430,216	3,877,537,990	83,222,881	101,365,762
Other assets					
Property and equipment under concession agreements, net	12	8,610,379,727	8,449,652,206	-	-
Goodwill, net	13	2,385,302,353	2,175,958,439	-	-
Intangible assets, net	14	407,440,219	3,321,551,591	36,602,248	15,693,286
Other assets	29	138,246,932	155,211,899	70,976,657	99,446,703
Total non-current assets		36,431,365,923	31,408,643,294	24,447,195,868	19,587,465,406
Total assets		41,356,495,270	37,840,329,460	27,170,527,102	23,507,585,705

Director ______________________ Director ______________________

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

		Consolidated		Company	
		2001	2000	2001	2000
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from financial institutions	16	5,990,098,240	4,470,351,832	2,727,432,422	3,002,933,142
Trade accounts and notes payable	15	1,667,579,246	1,751,220,997	433,848,227	102,466,275
Amounts due to and loans from related parties	29	825,333	12,104,673	388,226	6,265,233
Short-term borrowings	16	-	557,850,000	-	313,050,000
Current portion of long-term borrowings	16	582,608,837	643,665,863	480,000	93,101
Current portion of long-term debentures	16	1,500,000,000	1,500,000,000	-	-
Current portion of forward contracts payable, net	7	202,645,194	157,690,043	-	-
Accrued concession fee		350,000,000	216,036,956	-	-
Provisions for liabilities and charges	17	1,768,044,563	1,731,372,137	1,768,044,563	1,731,372,137
Other current liabilities	18	1,336,452,868	1,930,133,734	213,916,109	369,864,875
Total current liabilities		13,398,254,281	12,970,426,235	5,144,109,547	5,526,044,763
Non-current liabilities					
Long-term borrowings, net	16	3,615,185,768	1,318,389,237	1,217,676,524	-
Long-term debentures, net	16	-	1,500,000,000	-	-
Forward contracts payable, net	7	-	157,373,624	-	-
Accrued concession fee, net		-	1,318,193,540	-	-
Other liabilities		384,306,618	471,420,478	7,242,728	-
Total non-current liabilities		3,999,492,386	4,765,376,879	1,224,919,252	-
Total liabilities		17,397,746,667	17,735,803,114	6,369,028,799	5,526,044,763
Shareholders' equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid-up share capital	19	2,937,000,000	2,937,000,000	2,937,000,000	2,937,000,000
Premium on share capital	19	4,837,500,000	4,837,500,000	4,837,500,000	4,837,500,000
Retained earnings					
Appropriated					
Legal reserve	20	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		12,516,517,941	9,696,330,115	12,516,517,941	9,696,330,115
Cumulative foreign currency translation adjustment		10,480,362	10,710,827	10,480,362	10,710,827
Minority interests	21	3,157,250,300	2,122,985,404	-	-
Total shareholders' equity		23,958,748,603	20,104,526,346	20,801,498,303	17,981,540,942
Total liabilities and shareholders' equity		41,356,495,270	37,840,329,460	27,170,527,102	23,507,585,705

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

Shin Corporation Public Company Limited

Statements of Income

For the years ended 31 December 2001 and 2000

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	Company 2001 Baht	Company 2000 Baht
Revenue					
Revenues from sales and services		8,642,180,039	6,868,125,617	603,936,939	396,288,906
Other income	22	2,377,645,038	965,511,856	2,198,145,264	944,165,829
Total revenues		11,019,825,077	7,833,637,473	2,802,082,203	1,340,454,735
Expenses					
Cost of sales and services		6,060,461,790	4,611,432,014	542,293,354	381,439,219
Selling and administrative expenses		2,055,754,863	2,472,123,054	401,708,402	200,737,343
Interest expense		691,256,956	778,380,587	150,508,185	45,617,135
Directors' remuneration	23	3,164,634	3,438,234	1,260,000	1,900,000
Total expenses		8,810,638,243	7,865,373,889	1,095,769,941	629,693,697
Operating income (loss)	26	2,209,186,834	(31,736,416)	1,706,312,262	710,761,038
Share of net result from subsidiaries, joint ventures and associates, after tax	9	1,371,955,452	2,847,942,975	1,229,266,561	1,693,369,049
Income before tax		3,581,142,286	2,816,206,559	2,935,578,823	2,404,130,087
Income tax		(194,254,196)	(57,517,132)	(115,390,997)	(19,986,131)
Income before minority interests		3,386,888,090	2,758,689,427	2,820,187,826	2,384,143,956
Share of net result from subsidiaries to minority interests	21	(566,700,264)	(374,545,471)	-	-
Net income for the year		2,820,187,826	2,384,143,956	2,820,187,826	2,384,143,956
Basic earnings per share (Baht)	25				
Income before minority interests		1.15	0.96	0.96	0.83
Share of net result from subsidiaries to minority interests		(0.19)	(0.13)	-	-
Net income for the year		0.96	0.83	0.96	0.83

SHIN CORPORATION

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

		Consolidated		Company	
		2001	2000	2001	2000
	Notes	Baht	Baht	Baht	Baht
Share capital	19				
Beginning balance		2,937,000,000	2,772,000,000	2,937,000,000	2,772,000,000
Increase during the year		-	165,000,000	-	165,000,000
Ending balance		2,937,000,000	2,937,000,000	2,937,000,000	2,937,000,000
Premium on share capital	19				
Beginning balance		4,837,500,000	1,917,000,000	4,837,500,000	1,917,000,000
Increase during the year		-	2,920,500,000	-	2,920,500,000
Ending balance		4,837,500,000	4,837,500,000	4,837,500,000	4,837,500,000
Retained earnings					
Appropriated retained earnings:					
Legal reserve					
Beginning balance		500,000,000	300,000,000	500,000,000	300,000,000
Increase during the year		-	200,000,000	-	200,000,000
Ending balance		500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated retained earnings:					
Beginning balance		9,696,330,115	7,512,186,159	9,696,330,115	7,512,186,159
Transfer to legal reserve		-	(200,000,000)	-	(200,000,000)
Net income for the year		2,820,187,826	2,384,143,956	2,820,187,826	2,384,143,956
Ending balance		12,516,517,941	9,696,330,115	12,516,517,941	9,696,330,115
Cumulative foreign currency translation adjustment					
Beginning balance		10,710,827	6,519,437	10,710,827	6,519,437
(Decrease)/increase during the year		(230,465)	4,191,390	(230,465)	4,191,390
Ending balance		10,480,362	10,710,827	10,480,362	10,710,827
Minority interests					
Beginning balance		2,122,985,404	1,707,794,000	-	-
Increase during the year		1,034,264,896	415,191,404	-	-
Ending balance		3,157,250,300	2,122,985,404	-	-
Total shareholders' equity		23,958,748,603	20,104,526,346	20,801,498,303	17,981,540,942

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

Shin Corporation Public Company Limited
Statements of Retained Earnings
For the years ended 31 December 2001 and 2000

	Consolidated		Company	
	2001	2000	2001	2000
	Baht	Baht	Baht	Baht
Appropriated retained earnings				
Legal reserve				
Beginning balance	500,000,000	300,000,000	500,000,000	300,000,000
Increase during the year	-	200,000,000	-	200,000,000
Ending balance	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated retained earnings				
Beginning balance	9,696,330,115	7,512,186,159	9,696,330,115	7,512,186,159
Transfer to legal reserve	-	(200,000,000)	-	(200,000,000)
Net income for the year	2,820,187,826	2,384,143,956	2,820,187,826	2,384,143,956
Ending balance	12,516,517,941	9,696,330,115	12,516,517,941	9,696,330,115
Retained earnings, ending balance	13,016,517,941	10,196,330,115	13,016,517,941	10,196,330,115

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

Shin Corporation Public Company Limited

Statements of Cash Flows

For the years ended 31 December 2001 and 2000

	Notes	Consolidated 2001 Baht	Consolidated 2000 Baht	Company 2001 Baht	Company 2000 Baht
Cash flows from/(used in) operating activities	28	2.079.601.554	1.373.896.999	(118.814.310)	(125.624.467)
Cash flows from investing activities					
Investments in subsidiaries, associates, joint ventures	9	(7,030,780,058)	(1,700,375,425)	(8,780,229,369)	(4,324,861,575)
Acquisition of subsidiary, net of cash acquired	9 e i, vi	(12,277,396,146)	-	-	-
Purchase of property and equipment		(4,326,795,643)	(1,418,959,361)	(31,619,662)	(50,318,871)
Investments in intangible assets		(12,900,571)	(207,724,410)	(43,495)	-
Investments in property and equipment under concession agreements		(34,888,565)	(20,866,806)	-	-
Decrease/(increase) in short-term investments		(53,694,194)	61,320,081	-	200,000,000
Payment of loan and advance to related companies		-	-	(8,164,670,000)	-
Receipts from loans to related company		7,754,670,000	-	8,200,755,874	-
Decrease/(increase) in loans and advances to related companies		-	(29,471,539)	-	150.614.589
Disposals of subsidiaries, associates and joint venture, net of cash disposed		4,410,172,830	8,497,693	6,712,059,286	851,000,000
Increase in interest in joint venture		9,600,000	309,460,832	-	240,000,000
Proceeds from disposal of property and equipment		21,548,986	69,562,037	688,585	8,522,410
Dividend received from subsidiaries and associates	9 b	497.125.772	35.860.356	471.221.300	-
Net cash used in investing activities		(11.043.337.589)	(2.892.696.542)	(1.591.837.481)	(2.925.043.447)
Cash flows from financing activities					
Receipts from short-term loans		11,727,358,089	5,943,871,493	8,221,629,985	3,825,000,000
Receipts from loan from other companies		5,123,573,804	-	-	-
Receipts from long-term loans		3,828,105,702	1,088,230,195	1,214,386,618	-
Receipts from share capital arisen in subsidiary and joint venture from minority interest		303,600,000	-	-	-
Proceed from share subscription		95,585,002	181,313,210	-	-
Repayments of short-term loans		(10,755,454,971)	(1,380,150,817)	(8,552,716,603)	(1,371,000,000)
Repayments of long-term loans		(262,855,725)	(3,483,038,184)	(151,101)	(186,632)
Repayments of debentures		(1,831,700,114)	(569,450,000)	-	-
Repayment of concessions fee		-	(207,131,962)	-	-
Repayment for capital of subsidiary		-	(30,000,000)	-	-
Repayment of loans from other company		(496,650,000)	-	(313,050,000)	-
Dividends paid to minority interests		(11.163.500)	-	-	-
Net cash provided by financing activities		7.720.398.287	1.543.643.935	570.098.899	2.453.813.368
Net (decrease)/increase in cash and cash equivalents		(1,243,337,748)	24,844,392	(1,140,552,892)	(596,854,546)
Cash and cash equivalents, beginning balance		3,258,889.578	2,972,511,351	2,072,931,975	2,403,720,407
Unrealised gain on exchange rate		51.211.599	261.533.835	60.855.680	266.066.114
Cash and cash equivalents, ending balance		2.066.763.429	3.258.889.578	993.234.763	2.072.931.975

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the consolidated and company statements of cash flows for the years ended 31 December comprise:

		Consolidated		Company	
	Notes	2001 Baht	2000 Baht	2001 Baht	2000 Baht
Cash on hand and at banks	3	1,084,860,356	1,052,112,724	86,851,601	30,487,255
Short-term investments – maturity 3 months or less		981,903,073	2,206,776,854	906,383,162	2,042,444,720
Total cash and cash equivalents		2,066,763,429	3,258,889,578	993,234,763	2,072,931,975
Short-term investments (cash equivalent)		981,903,073	2,206,776,854	906,383,162	2,042,444,720
Short-term investments (non-cash equivalent)		238,975,000	200,580,804	-	-
Total short-term investments	4	1,220,878,073	2,407,357,658	906,383,162	2,042,444,720

Interest and income tax paid

Interest and income tax paid during the years ended 31 December are as follows:

	Consolidated		Company	
	2001 Baht' Million	2000 Baht' Million	2001 Baht' Million	2000 Baht' Million
Interest paid	572.32	769.13	152.79	25.25
Income tax paid	100.19	128.96	36.71	89.86

Non-cash transactions

Acquisition of property and equipment by accounts payable	1,072.85	1,220.00	-	-
Issue of new shares as consideration for share capital of Digital Phone Company Limited	-	2,845.50	-	2,845.50

The notes to the consolidated and company financial statements on pages 9 to 60 are an integral part of these financial statements.

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures and other related companies (together the "Shin Corp Group", or the "Group") are principally engaged in satellite, internet, telecommunications and media industries. The Group renders satellite transponder and related services, operates a television channel, supplies and installs computer hardware and software and related services, is an Internet Service Provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides paging and data transmission services.

The principal business units are Shin Corporation Public Company Limited, Shin Satellite Public Company Limited and ITV Public Company Limited, subsidiaries, and Advanced Info Service Public Company Limited, an associate. Shin Corporation Public Company Limited, Shin Satellite Public Company Limited and Advanced Info Service Public Company Limited are listed on the Stock Exchange of Thailand.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, the publication of telephone directories and the television broadcast, a domestic mobile phone network using Wireless Local Loop technology in Cambodia, Cellular Telephone Systems and a Digital Display Paging in Thailand. The periods of the concessions range from 10-35 years. Under these concession agreements certain companies in the Group have to pay minimum fees to the relevant government agencies based on percentages of service income or at the rates as specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, have to procure property and equipment for their operations and have to transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

At the Board of Directors meeting held on 27 February 2001, the Board of Directors approved to change the Company's name from "Shin Corporations Public Company Limited" to "Shin Corporation Public Company Limited".

SHIN CORPORATION

1 General information (continued)

Principal concessions held by subsidiaries, associate and joint ventures at 31 December 2001 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting under UHF system	Thailand	ITV Public Company Limited	July 2025
Internet services	Thailand	C.S. Communications Company Limited	April 2007
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
Cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
Cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
Paging services	Thailand	Advance Paging Company Limited	June 2005
Data communications	Thailand	Advance Data Network Company Limited	2022
Fixed phone, mobile phone, international facilities, paging and internet	Lao PDR.	Lao Telecommunications Company Limited	2021
Joint ventures			
Directory publishing	Thailand	Teleinfo Media Company Limited	June 2006

As set out in note 32 certain group companies operating the above concessions gave formal notice to Concession Conversion Subcommittee (CCSC) during 2000 of their intention to participate in the concession conversion process. The concession conversion process is ongoing and no determination can be made at the date of these financial statements.

2 Significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act, B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practices appointed by the Minister of Commerce under the Auditor Act, B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission.

The consolidated and company financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

2 Significant accounting policies (continued)

2.2 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date which the Group, directly or indirectly, has an interest of less than one half of the voting rights or otherwises cease to have power to exercise control over the operations. All inter-company transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings. A list of the principal subsidiaries is set out in note 9.

During the year ended 31 December 2001, the Company disposed all of its investment in its subsidiary, Shin Digital Co., Ltd. to its associate, Advanced Info Services Public Co., Ltd. (Note 9 e iii). As a result of this disposal, Shin Digital Co., Ltd. was no longer considered a subsidiary. Furthermore, the Company acquired additional investments in ITV Public Co., Ltd. in the year ended 31 December 2001 (Note 9 e i). As a result of this acquisition, ITV Public Co., Ltd. is considered a subsidiary.

Dilution gains or losses that arise on shares issued by publicly traded subsidiaries to other investors are recognised in income statement. Dilution gains or losses on the issuance of shares by subsidiaries that are not publicly traded are recognised if the proceeds from the sale can be objectively determined.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation. Under this method the Group includes its share of the joint venture's individual income and expenses, assets and liabilities in the relevant components of the financial statements. A list of the principal joint ventures and further details about joint ventures are set out in notes 9 and 30 respectively.

During the year ended 31 December 2001, the Company disposed all of its investment in its joint venture, Digital Phone Co., Ltd. to its subsidiary, Shin Digital Co., Ltd. (Note 9 e vi). As a result of this disposal, Digital Phone Co., Ltd. became a joint venture of Shin Digital Co., Ltd.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on the equity basis.

2 Significant accounting policies (continued)

2.5 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at banks as defined in the Thai Accounting Standard with respect to the preparation of the statement of cash flows which is in line with the definition prescribed in the regulation relating to the financial statements issued under the Ministerial Regulation No. 7 (B.E. 2539) under the Public Companies Limited Act B.E. 2535.

Cash and cash equivalents represent cash and short-term highly liquid investments with original maturities of three months or less.

2.6 Short-term investments

Short-term investments represent time deposits, bills of exchange and promissory notes with original maturities less than twelve months.

2.7 Trade accounts receivable

Trade accounts receivable are carried at anticipated realisable value. An allowance is recorded for doubtful accounts receivable, which is equivalent to the estimated collection losses that may be incurred. The estimated losses are based on historical collection experience combined with a review of the current status of the existing receivables at the balance sheet date.

2.8 Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is determined as follows:

Mobile phones	First In First Out method
Spare parts	Moving weighted average method
Equipment for supply and installation contracts	Specific identification method
Paper	First In First Out method
Advertising campaigns	Specific identification method

Net realisable value is the estimated selling price in the ordinary course of business, less costs of completion and selling expenses. Work in progress is valued using the specific identification method. Allowance is made against cost where there is diminution in value arising on obsolete and defective inventory.

2 Significant accounting policies (continued)

2.9 *Programming rights*

Programming rights are programming costs, which a subsidiary buys for broadcasting. The programming rights are for broadcast under the terms of the broadcasting agreement. Programming rights are stated at cost. The cost comprise both the purchase price and cost directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowances or rebates. Provision is made, where necessary, for impairment based on estimated recoverable value.

The subsidiary amortises the cost of programming rights according to the number of showings subjects to program cost being amortised over a maximum of two showings.

In respect of programs being amortised over one time the subsidiary amortised the cost of the first and second broadcast at 80 percent and 20 percent, respectively.

2.10 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sales securities are carried at fair values. Fair value of marketable equity securities are calculated by reference to Stock Exchange quoted selling prices at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses on investment in available-for-sale securities in shareholders' equity.

Investment in non-marketable equity securities which are classified as general investments are carried at cost.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income. On disposal of a marketable security classified as a long-term asset, amounts in revaluation and other reserves relating to that marketable security are transferred to retained earnings.

2 Significant accounting policies (continued)

2.11 Property and equipment

Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the respective assets, or if shorter the lease term, based on the following useful lives:

	Years
Buildings and improvements	5 – 30
Leasehold building improvements	Lease period
Furniture, fixtures and equipment	5 – 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	5
Rental equipment	2 – 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets during the period of time that is required to complete and prepare the property and equipment for its intended use. Borrowing costs of Baht 13 million were capitalised in 2001 (2000 : nil). Expenditures for additions, renewals and improvements of property and equipment, which result in a substantial increase in an asset's current replacement value, are capitalised. Repair and maintenance costs are recognised as an expense when incurred.

The Group's policy is to review asset values annually and to adjust depreciation to match estimated useful lives.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amounts and are taken into account in determining operating profit.

2.12 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies according to the specific terms of the respective concessions. Property and equipment under concession agreements is depreciated on a straight line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

Property and equipment under concession agreements	Years
Satellites	Design life (14 – 15 years)
Telemetry, tracking, command and monitoring equipment	5 to 30 years
Digital mobile phone networks	10 years, not exceeding the remaining concession term
Computer system	5 years, not exceeding the concession term
Land, network station, intangible asset and equipment under UHF broadcast agreement	5 to 20 years not exceeding the concession term

2 Significant accounting policies (continued)

Borrowing costs to finance the construction of concession assets are capitalised as part of the cost of the assets during the period of time that is required to complete and prepare the assets for their intended use. No borrowing costs were capitalised in 2001 and 2000.

2.13 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable tangible and intangible assets of the acquired associated or subsidiary or joint venture at the date of acquisition. Goodwill is capitalised and is amortised using the straight-line method over its estimated useful life not exceeding 20 years.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.14 Intangible assets

a) Concession rights

Concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system; the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement with a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from the Communication Authority of Thailand.

Concession rights are amortised over the concession period being the period over which the Group will derive economic benefits from the rights.

b) Other intangible assets

Other intangible assets represent proprietary software for internal use and service, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group and operating rights which are amortised using the straight-line method over their estimated useful life of 5, 5 and 3 years respectively.

2 Significant accounting policies (continued)

2.15 Leases – where a group company is the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in finance lease liabilities. The interest element of the finance charge is charged to results over the lease period. The equipment acquired under finance leasing contracts is depreciated over the useful life of the asset. Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to results on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.16 Leases – where a group company is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed asset. Rental income is recognised on a straight-line basis over the lease term.

2.17 Long-lived assets

The Group assesses annually or when circumstances warrant such a review, whether there is any indication that any of its long-lived assets, including goodwill and other intangible assets, may be impaired. The carrying value of a long-lived asset is considered impaired when the anticipated recoverable value of the assets is less than its carrying value. Recoverable value is determined as the higher of net selling price and value in use, determined using anticipated cash flows discounted at a rate commensurate with the risk involved. Impairment losses are charged to the statement of income.

2.18 Employee benefits

The Group operates a provident fund, being a defined contribution plan, the assets of which are held in a separate trustee-administered fund. The provident fund is funded by payments from employees and by the relevant Group companies. Current contributions to the provident funds operated for employees are charged to the statement of income as incurred.

2.19 Provisions for liabilities and charges

Provisions are recognised when the Group has a present legal or constructive obligation as a results of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

2 Significant accounting policies (continued)

2.20 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance.

Revenue relating to long-term information technology contracts is accounted for under the percentage of completion method. The stage of completion is measured by reference to the actual cost incurred to date to estimate total costs of each contract.

Revenue from mobile phone services, transponder service and other services related to the satellite business is recognised when services are provided to customers.

Revenue from prepaid mobile phone services and internet packages is recognised when the service is used by the customer.

Revenue from the production of advertising is recognised upon completion or publication. Revenue from advertising media is recognised when the service is rendered to the customer.

Revenue from television advertising is recognised when broadcast and revenue from airtime rental is recognised when the program is broadcast.

Interest income is recognised on accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholder's right to receive payment is established.

2.21 Advertising and production costs

Advertising costs are expensed in the financial period during which they are incurred.

Production costs comprise direct costs related to production. News production costs are expensed as incurred. Costs relating to other in-house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcast.

2.22 Research and development

Research and development costs are expensed in the financial period during which they are incurred.

2.23 Income tax

The Group calculates income tax according to the Revenue Code and records them on accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and bank balances, investments, trade receivables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

2 Significant accounting policies (continued)

The Group is a party to financial instruments that reduce exposure to fluctuations in foreign currency exchange and interest rates. These instruments, which mainly comprise foreign currency forward contracts and cross currency and interest rate swaps, are recognised in the financial statements on inception. The purpose of these instruments is to reduce risk.

Foreign currency forward contracts

Foreign currency forward contracts establish a predetermined exchange rate ("forward rate") at which the Group will receive or pay foreign currency amounts on a predetermined future date. Obligations under forward foreign exchange contracts are recognised in the balance sheet on inception. At the balance sheet date the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward rate at the incept ion of the contract is amortised over the life of the contract.

Cross-currency and interest rate swaps

In cross-currency and interest rate swap contracts, the Group agrees with a counterparty to exchange their respective currency and interest rate positions between an agreed pair of currencies. An exchange of principal in the different currencies occurs at the inception of the cross-currency interest rate swap at a predetermined exchange rate, with an equal but opposite exchange of principal at the maturity of the contract. The foreign currency receivable/payable under these contracts is translated at the year-end exchange rate and the unrealised gains or losses are recognised in the income statement. Each party also pays and receives interest on a predetermined principal amount in different currencies over the contract period. Any differential to be paid or received on the interest rate swaps is recognised as a component of interest income or expense over the period of the agreement.

2.25 Segment reporting

The segmental reporting has been prepared based on the Company's method of internal reporting, which desegregates its business by service or product.

2.26 Earnings per share

Basic consolidated earnings per share are calculated by dividing the consolidated net earnings after considering minority interest in subsidiaries, attributable to shareholders by the weighted average number of ordinary shares in issued during the year.

Basic company earnings per share are calculated by dividing the Company's earnings by the weighted average number of ordinary shares in issue during the year.

2 Significant accounting policies (continued)

2.27 Dividends

Dividends proposed are payable when declared by the board of directors and approved by the shareholders.

2.28 Presentation of comparative information

The comparative figures have been amended to conform with reclassification of some certain items in the financial statements for the year ended 31 December 2001.

3 Cash on hand and at banks

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Cash on hand	5.12	2.97	-	0.03
Cash at banks	1,079.74	1,049.14	86.85	30.46
Total cash on hand and at banks	1,084.86	1,052.11	86.85	30.49

The weighted average effective interest rate of bank deposits was 0.74 % per annum (2000 : 2.5% per annum).

4 Short-term investments

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Time deposits with banks	967.65	2,061.69	906.38	2,042.44
Investments in bill of exchange and promissory notes	253.23	345.67	-	-
Total short-term investments	1,220.88	2,407.36	906.38	2,042.44

At 31 December 2001 time deposits with banks of Baht 13.42 million (2000 : nil) was pledged as collateral in respect of bank guarantees.

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Trade accounts and notes receivable				
- Third parties	1,569.39	1,685.21	479.24	109.59
- Related parties (Note 29)	104.34	155.00	6.88	15.82
Accrued income (Note 29)	722.47	621.26	275.67	376.12
Total trade accounts and notes receivable	2,396.20	2,461.47	761.79	501.53
Less Allowance for doubtful accounts	(518.33)	(763.16)	(0.91)	(8.95)
Trade accounts and notes receivable, net	1,877.87	1,698.31	760.88	492.58

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Current – 3 months	773.68	728.68	379.11	56.88
Overdue 3 – 6 months	218.56	142.83	34.75	0.08
Overdue 6 – 12 months	103.05	135.27	43.04	1.12
Overdue over 12 months	474.10	678.43	22.34	51.51
Total	1,569.39	1,685.21	479.24	109.59
Less Allowance for doubtful accounts of third parties	(518.33)	(757.24)	(0.91)	(6.03)
Trade accounts and notes receivable - third parties, net	1,051.06	927.97	478.33	103.56

6 Inventories, net

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Raw materials	31.12	68.61	2.50	2.50
Work-in-progress	27.15	18.38	-	-
Finished goods	46.74	157.57	5.03	72.06
Goods-in-transit	15.28	-	3.43	-
	120.29	244.56	10.96	74.56
Less Allowance for obsolete stock	(7.58)	(46.32)	(6.13)	(7.84)
Inventories, net	112.71	198.24	4.83	66.72

7 Forward and swap contracts

Forward and swap contracts receivable and payable, net are as follows:

	Consolidated	
	2001 Baht Million	2000 Baht Million
Forward and swap contracts receivable		
Contracts receivable	-	202.03
Contracts payable	-	(128.35)
Total forward and swap contracts receivable, net	-	73.68
Less Current portion of forward and swap contracts receivable, net	-	(73.68)
Non-current portion	-	-
Forward and swap contracts payable		
Contracts receivable	1,566.89	3,023.76
Contracts payable	(1,769.54)	(3,338.82)
Total forward and swap contracts payable, net	(202.65)	(315.06)
Less Current portion of forward and swap contracts payable, net	(202.65)	(157.69)
Non-current portion	-	(157.37)

8 Other current assets

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Prepayments	128.72	51.36	2.12	3.27
Recoverable tax	310.57	255.50	-	12.90
Others	174.58	668.31	3.93	277.29
Total	613.87	975.17	6.05	293.46

9 **Investments in subsidiaries, associates and joint ventures (continued)**

c) The nature of investments in subsidiaries, associates and joint ventures can be summarised as follows :

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited	Broadcasting of UHF system	Thailand	Baht
AD Venture Company Limited and its group	Internet business	Thailand	Baht
I.T. Applications and Services Company Limited	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertising spots for radio and television broadcasts	Thailand	Baht
Merry International Investments Corporations	Investment company	Mauritius	US Dollars
Shinawatra Information Technology Company Limited	Trading hardware and software and rendering service to telecommunications projects in both state and private sectors	Thailand	Baht
ICSI Limited Partnership	Trading mobile telephone equipment and rendering computer services (liquidate in August 2001)	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited	Operates a 900 MHz cellular telephone system under a concession from the Telephone Organisation of Thailand	Thailand	Baht
Digital Phone Company Limited	Operates a 1800 MHZ cellular telephone system under a concession from Total Access Communication Public Company Limited	Thailand	Baht
Shin Digital Company Limited	Investment company	Thailand	Baht
Kalamazoo IT Company Limited	Trading automobile dealership management information software and associated services	Thailand	Baht
Lao Telecommunications Company Limited	Operating a telecommunications network in Laos	Laos	Kip
Joint ventures			
Teleinfo Media Company Limited	Publication of telephone directories under a concession agreement from the Telephone Organisation of Thailand	Thailand	Baht

9 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated –31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,483.18	18,290.64	437.48
AD Venture Company Limited's associates	30.25	40.00	35.02	(32.83)	2.19	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(669.96)	477.23	59.64
Total investments in associates			9,994.67	8,775.39	18,770.06	497.12

	Consolidated –31 December 2000 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,700.00	40.51	1,786.46	9,724.18	11,510.64	-
ITV Public Company Limited	4,250.00	39.00	1,657.50	(58.22)	1,599.28	-
AD Venture Company Limited's associates	25.00	40.00	32.00	(22.44)	9.56	-
Kalamazoo IT Company Limited	16.05	31.15	5.00	(5.00)	-	-
Lao Telecommunications Company Limited	KIP 86,828M	49.00	1,147.19	(889.94)	257.25	35.86
Total investments in associates			4,628.15	8,748.58	13,376.73	35.86

9 **Investments in subsidiaries, associates and joint ventures (continued)**

	Company –31 December 2001 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	348.49	2,417.07	-
ITV Public Company Limited	4,250.00	77.48	3,400.53	(523.68)	2,876.85	-
AD Venture Company Limited	550.00	90.91	500.00	(161.82)	338.18	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	11.96	21.96	-
SC Matchbox Company Limited	9.00	74.97	45.00	141.28	186.28	33.74
Merry International Investments Corporations	US$ 1.00	100.00	-	2.01	2.01	-
Total investments in subsidiaries			6,024.11	(181.76)	5,842.35	33.74
Associate						
Advanced Info Service Public Company Limited	2,935.00	43.06	8,807.46	9,520.53	18,327.99	437.48
Total investment in associate			8,807.46	9,520.53	18,327.99	437.48
Joint venture						
Teleinfo Media Company Limited	694.14	38.25	875.60	(820.15)	55.45	-
Total investments in joint venture			875.60	(820.15)	55.45	-

	Company –31 December 2000 (Baht Million)					
	Paid-up capital	Investment portion (%) (including indirect portion)	Cost	Accumulated share of net results of investments	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	4,375.00	51.53	2,068.58	(425.80)	1,642.78	-
AD Venture Company Limited	500.00	100.00	500.00	(227.32)	272.68	-
Shinawatra Information Technology Company Limited	100.00	99.99	99.15	(108.71)	(9.56)	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	5.66	15.66	-
SC Matchbox Company Limited	9.00	74.97	45.00	65.28	110.28	-
Shin Digital Company Limited	1.00	100.00	1.00	(0.01)	0.99	-
ICSI Limited Partnership	10.00	90.00	9.00	(22.15)	(13.15)	-
Merry International Investments Corporations	US$ 1.00	100.00	-	43.39	43.39	-
Total investments in subsidiaries			2,732.73	(669.66)	2,063.07	-
Associates						
Advanced Info Service Public Company Limited	2,700.00	40.51	1,786.46	9,745.42	11,531.88	-
ITV Public Company Limited	4,250.00	39.00	1,657.50	(58.22)	1,599.28	-
Total investment in associates			3,443.96	9,687.20	13,131.16	-
Joint ventures						
Digital Phone Company Limited	8,621.86	47.55	5,171.86	(985.86)	4,186.00	-
Teleinfo Media Company Limited	520.60	50.99	875.60	(915.47)	(39.87)	-
Total investments in joint ventures			6,047.46	(1,901.33)	4,146.13	-

SHIN CORPORATION

9 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2001

Subsidiaries

i) **ITV Public Company Limited**

On 13 November 2001, the Company acquired 106.25 million shares of ITV from Siam Commercial Bank (SCB) at the price of Baht 10.6573 each, resulting in the Company's interest in ITV increased from 39.00% to 64.00%.

From 14 November to 4 December 2001, the Company has made a tender offer for all of ITV securities from every shareholder. As a result, a total of 57,302,623 ITV ordinary shares were offered by certain shareholders for sale at the price of Baht 10.6573 each, the Company's interest in ITV increased from 64.00% to 77.48%.

The fair value of the net assets of ITV as at the date when the Company has power to exercise control is as follows:

	Baht Million
Current assets	456.44
Non-current assets	2,611.25
Total assets	3,067.69
Current liabilities	1,378.29
Non-current liabilities	742.89
Total liabilities	2,121.18
Net fair value	946.51
Net fair value of the acquisition (38.48%)	364.25
Less Total consideration	1,743.03
Goodwill (Note 13)	1,378.78
Net cash paid for acquisition	1,729.84

On 9 November 2001, an extraordinary shareholders' meeting of the Company approved the Company to sell ordinary shares of ITV which were purchased from SCB and obtained by tender offer, through a public offering on the Stock Exchange of Thailand. Should initial public offerring be held, the Company intend to maintain a shareholding in ITV of not less than 39% of the paid up capital of that company.

ii) **AD Venture Company Limited**

On 10 January 2001, AD Venture Company Limited ("ADV"), NTT Communications Corporation and NTT Communications (Thailand) Company Limited ("NTT Thailand"), a subsidiary of NTT Communications Corporation, signed an agreement to form a joint venture company, Arccyber Company Limited ("ARC"), at the interest of 50.99% and 49.01% respectively, to roll-out a data center business and internet provider related businesses. ARC has a registered share capital of Baht 630 million.

9 **Investments in subsidiaries, associates and joint ventures (continued)**

NTT Thailand also purchased 40% of 30 million existing shares of Shinee Dot Com Company Limited amounting to Baht 200 million from AD Venture Company Limited. Thus, the investment in Shinee Dot Com Company Limited of ADV and NTT Thailand is 60.00% and 40.00%, respectively.

On 18 April 2001, ADV increased its registered capital by 5 million shares from 50 million shares to 55 million shares. 4,550,000 shares were offered to Mitsubishi Corporation and 450,000 shares to Mitsubishi Company (Thailand) Limited at Baht 24 each in a total consideration of Baht 120 million. Accordingly, the shareholding of the Company and new strategic alliance in ADV is 90.91% and 9.09%, respectively. The gain on disposal of interest through dilution, amounting to Baht 78 million (Note 22), in the consolidated and company accounts has been recognised as income in the year ended 31 December 2001.

In May 2001, Saha Pathana Inter-Holding Public Company Limited purchased 5% of the existing shares of ARC from ADV and NTT Thailand. Thus the investment in ARC of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited became 47.5%, 47.5% and 5% respectively.

iii) ***Shin Digital Company Limited***

On 4 May 2001, the Company sold 30,000 shares or 30% of Shin Digital Company Limited ("SDT")'s registered capital to Singtel Strategic Investments Private Limited (Singtel) at Baht 3,640.15 per share totalling Baht 109.20 million. Thus, the interest in Shin Digital Company Limited of the Company and Singtel became 70% and 30%, respectively. In addition, Singtel also extended financial support to SDT of Baht 1,863.41 million to partially repay the Company.

On 10 September 2001, the Company sold the entire 69,993 shares, or 69.99% of the registered capital of SDT to Advanced Info Service Public Company Limited ("ADVANC"), a 40.51% associate of the Company, at Baht 5,400 per share, or a total consideration of Baht 378 million resulting in a total gain on sale of the investment in SDT of Baht 743 million of which Baht 423 million has been recognised in this year. In addition, following the sale of SDT to ADVANC, the Company has also partially realised a gain on the sale of the investment in DPC to SDT amounting to Baht 1,247 million, which was initially presented as part of an unrealised gain on sale of its investment of Baht 2,189.50 million (Note e vi) on 5 April 2001 (the date of disposal of DPC to SDT), proportionate to the percentage of others shareholders in ADVANC.

Associates

iv) **Advanced Info Service Public Company Limited**

On 10 September 2001, the Company subscribed to new ordinary shares in Advanced Info Service Public Company Limited (ADVANC). The shares were allotted to the Company by way of a private placement of 17 million shares at an offering price of Baht 413 each, totaling Baht 7,021 million. The share price was determined from the average closing price of the main board for the 90 days prior to the transaction date. As a result, the Company's interest in ADVANC has increased from 40.51% to 43.06% and goodwill calculated on the preliminary basis from this acquisition was Baht 1,840.80 million. The Company is currently in process of determining the fair value of

9 **Investments in subsidiaries, associates and joint ventures (continued)**

ADVANC's net identifiable assets to determine the goodwill arising on this acquisition. Management are of the opinion that there will be no material impact on the carrying value of the goodwill when the review of the fair value is finalised.

Joint ventures

v) Teleinfo Media Company Limited

On 25 December 2000, the Company entered into a Share Subscription and Shareholders Agreement in relation to its joint venture, Teleinfo Media Company Limited ("TMC") with Telephone Organisation of Thailand ("TOT") and Singtel Yellow Pages Pte Limited ("SYP"). SYP has become TMC' s shareholder by making an investment, for a total consideration of Baht 480 million or the price of Baht 27.66 per share, for TMC's 17,353,600 newly issued shares of par value at Baht 10 each, such capital increase were registered with the Ministry of Commerce on 3 January 2001. Accordingly, TMC's registered and fully-paid capital has increased from Baht 520.6 million to Baht 694.14 million and the interest in the joint venture of the Company, TOT and SYP became 38.25%, 36.75% and 25.00% respectively on 3 January 2001. The profit on disposal of interest through dilution amounting to Baht 150 million (Note 22) in the consolidated and company accounts has been recognised as income in the year ended 31 December 2001.

vi) Digital Phone Company Limited

On 5 April 2001, the Company sold its entire investment of 409.98 million shares or 47.55% of the registered capital of Digital Phone Company Limited (DPC) to Shin Digital Company Limited (SDT), a subsidiary of the Company at Baht 15.15 per share totalling of Baht 6,211.36 million. This resulted in an unrealised gain on sale of investment of Baht 2,189.50 million.

On 5 September 2001, SDT acquired 430,986,272 shares, or 49.99% of the registered capital of DPC from TMI Mauritius Ltd., a subsidiary of Telekom Malaysia International Sdn. Bhd., for a total consideration of USD 245 million or Baht 10,888 million equivalent. As a result, SDT's interest in DPC has increased from 47.55% to 97.54% and the movement of goodwill from the entire acquisition of DPC upto 10 September 2001, the date of which 69.99% of SDT was disposed to ADVANC (Note e iii) can be summarised as follows:

	Baht Million
Goodwill from previous acquisitions	2,089.75
Goodwill from the acquisition in this year (Note 13)	9,016.02
Total goodwill from the entire acquisition	11,105.77
Less: Accumulated amortisation up to 10 September 2001	(212.13)
Goodwill-net as of 10 September 2001 (Note 13)	10,893.64

The above goodwill was subsequently disposed following the sale of 69.99% of the shares in SDT to Advanced Info Service Public Company Limited (ADVANC) on 10 September 2001.

9. **Investments in subsidiaries, associates and joint ventures (continued)**

The fair value of the net assets of DPC as at the purchase date by the Group is as follows :

	Baht Million
Current assets	1,324.74
Non-current assets	13,121.12
Total assets	14,445.86
Current liabilities	3,820.92
Non-current liabilities	6,879.05
Total liabilities	10,699.97
Net fair value	3,745.89
Net fair value of the acquisition (49.99%)	1,872.49
Less Total consideration	10,888.51
Goodwill (Note 13)	9,016.02
Net cash paid for acquisition	10,547.56

The Company accounted for its 47.55% interest in DPC using the proportionate consolidation method of accounting up to 5 September 2001, the date as of which ownership in DPC changed from joint venture status to that of a subsidiary.

10 **Other investments**

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Technology Ratanakosin Company Limited	5.60	5.60	5.60	5.60
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Spacecode LLC	18.90	18.90	-	-
M Web Company Limited	-	2.50	-	-
Total other investments	49.50	52.00	30.60	30.60

11 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicle & assets under lease	Assets under construction	Computer & equipment	Rental equipment	Total
At 31 December 2000							
Cost	197.21	1,806.25	163.35	2,308.71	637.56	52.19	5,165.27
Less Accumulated depreciation	(132.41)	(815.11)	(83.30)	-	(206.66)	(50.26)	(1,287.74)
Net book value	64.80	991.14	80.05	2,308.71	430.90	1.93	3,877.53
Transactions during the year ended 31 December 2001							
Additions	14.89	184.94	26.50	4,513.96	68.73	1.36	4,810.38
Disposals, net	(0.01)	(8.92)	(6.35)	-	(8.62)	-	(23.90)
Transfers (Note 12 and 14)	15.01	152.86	-	(1,670.86)	1.47	-	(1,501.52)
Write-offs, net	(0.36)	(1.61)	-	(0.93)	(4.72)	(0.10)	(7.72)
Increase from acquisitions, net	21.80	0.21	0.08	-	-	-	22.09
Disposal of investment in subsidiary and joint venture, net	-	(228.59)	(7.28)	(736.29)	(410.89)	-	(1,383.05)
Increase interest in joint venture, net	-	120.19	3.82	386.18	216.85	-	727.04
Decrease interest in joint venture, net	-	(3.41)	(0.07)	(53.76)	(12.96)	-	(70.20)
Reclassifications, net	-	51.65	(39.10)	-	(21.18)	8.63	-
Depreciation charge	(20.70)	(283.06)	(12.96)	-	(71.10)	(2.49)	(390.31)
Foreign currency translation adjustment	0.03	12.78	0.07	(2.90)	0.11	-	10.09
Closing net book value	95.46	988.18	44.76	4,744.11	188.59	9.33	6,070.43
At 31 December 2001							
Cost	261.63	2,070.82	76.04	4,744.11	362.88	63.59	7,579.07
Less Accumulated Depreciation	(166.17)	(1,082.64)	(31.28)	-	(174.29)	(54.26)	(1,508.64)
Net book value	95.46	988.18	44.76	4,744.11	188.59	9.33	6,070.43

SHIN CORPORATION

11 Property and equipment, net (continued)

	Company (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicle & assets under lease	Assets under construction	Computer & equipment	Rental equipment	Total
At 31 December 2000							
Cost	147.19	54.62	25.43	22.64	352.92	49.31	652.11
Less Accumulated depreciation	(113.41)	(50.92)	(6.81)	-	(330.29)	(49.31)	(550.74)
Net book value	33.78	3.70	18.62	22.64	22.63	-	101.37
Transactions during the year ended 31 December 2001							
Additions	0.77	3.74	7.39	11.43	10.80	-	34.13
Disposals, net	-	(0.01)	(0.28)	-	(0.02)	-	(0.31)
Transfer (Note 14)	5.00	-	-	(29.40)	(0.08)	-	(24.48)
Write-offs, net	(0.17)	(0.01)	-	(0.92)	(0.08)	-	(1.18)
Depreciation charge	(12.47)	(1.79)	(4.98)	-	(7.07)	-	(26.31)
Closing net book value	26.91	5.63	20.75	3.75	26.18	-	83.22
At 31 December 2001							
Cost	152.71	57.37	31.43	3.75	363.37	49.31	657.94
Less Accumulated depreciation	(125.80)	(51.74)	(10.68)	-	(337.19)	(49.31)	(574.72)
Net book value	26.91	5.63	20.75	3.75	26.18	-	83.22

As at 31 December 2001, property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 1,049.3 million. The subsidiary has to transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Borrowing costs were capitalised in 2001 of Baht 13 million (2000 : nil).

As at 31 December 2001, property and equipment included a subsidiary's construction in progress relating to its fourth satellite, iPSTAR of Baht 3,971 million. The iPSTAR Satellite is scheduled to be completed and ready for launch at the ended of 2003.

Assets under construction are transferred to property and equipment under concession agreement on acceptance by the concessionaires and the transfer of legal title.

SHIN CORPORATION

12 Property and equipment under concession agreements

	Consolidated (Baht Million)			
As at 31 December 2000	**Satellite equipment**	**Mobile phone network & computer system**	**Radio & television broadcast**	**Total**
Cost	10,580.80	1,937.33	-	12,518.13
Less Accumulated amortisation	(3,805.23)	(263.25)	-	(4,068.48)
Net book value	6,775.57	1,674.08	-	8,449.65
Transactions during the year ended 31 December 2001				
Additions	-	27.55	9.22	36.77
Transfers (Note 11)	(1.84)	1,469.53	-	1,467.69
Increase from acquisitions, net	-	-	2,560.32	2,560.32
Disposal of investment in joint venture, net	-	(6,225.58)	-	(6,225.58)
Increase in interest in joint ventures, net	-	3,265.32	-	3,265.32
Write-off, net	-	-	(3.30)	(3.30)
Amortisation	(711.25)	(210.90)	(18.34)	(940.49)
Closing net book value	6,062.48	-	2,547.90	8,610.38
As at 31 December 2001				
Cost	10,578.40	-	3,300.02	13,878.42
Less Accumulated amortisation	(4,515.92)	-	(752.12)	(5,268.04)
Net book value	6,062.48	-	2,547.90	8,610.38

Included in satellite equipment are C - band and KU - band transponders which are rented to third parties under operating leases. It is not practical to allocate the net book value of this concession equipment over the transponders subject to lease.

As at 31 December 2001 the group has the following future minimum lease receivables under non-cancellable operating leases in respect of its satellite equipment:

	Consolidated Baht Million
Less than 1 year	2,556.08
Greater than 1 year and less than 5 years	5,490.65
Greater than 5 years	1,307.86
	9,354.59

13 Goodwill

	Consolidated
	Baht Million
At 31 December 2000	
Cost	2,324.46
Less Accumulated amortisation	(148.50)
Net book value	2,175.96
Transaction during the year ended 31 December 2001	
Increase from acquisitions (Note 9 e i, vi)	10,394.81
Disposal of investment in subsidiaries, net (Note 9 e vi)	(10,893.64)
Change from associate to subsidiary, net	848.12
Amortisation	(139.95)
Net book value	2,385.30
At 31 December 2001	
Cost	2,508.16
Less Accumulated amortisation	(122.86)
Net book value	2,385.30

The principle movement in goodwill during the year 2001 was recognised on the further acquisition of Digital Phone Company Limited (Note 9 e vi) and ITV Public Company Limited (Note 9 e i) and the disposal of Digital Phone Company Limited.

14 Intangible assets

	Consolidated			Company
	Concession rights	Other intangible assets	Total	Other intangible assets
	Baht Million	Baht Million	Baht Million	Baht Million
At 31 December 2000				
Cost	3,325.13	1,192.74	4,517.87	22.00
Less Accumulated amortisation	(576.71)	(619.61)	(1,196.32)	(6.31)
Net book value	2,748.42	573.13	3,321.55	15.69
Transaction during the year ended 31 December 2001				
Additions	-	12.90	12.90	0.04
Disposals, net	-	(0.18)	(0.18)	-
Transfer (note 11)	-	24.76	24.76	24.48
Transfer from current asset	-	1.21	1.21	1.21
Write-off, net	-	(30.11)	(30.11)	-
Acquisitions	-	3.93	3.93	-
Disposal of investment in joint venture, net	(5,476.84)	(13.41)	(5,490.25)	-
Decrease in interests in joint venture, net	-	(32.90)	(32.90)	-
Increase in interests in joint venture, net	2,872.60	7.03	2,879.63	-
Amortisation	(144.18)	(138.98)	(283.16)	(4.82)
Foreign currency translation adjustment	-	0.06	0.06	-
Net book value	-	407.44	407.44	36.60
At 31 December 2001				
Cost	-	1,058.12	1,058.12	47.73
Less Accumulated amortisation	-	(650.68)	(650.68)	(11.13)
Net book value	-	407.44	407.44	36.60

As at 31 December 2000 a joint venture has a concession fee payable to Total Access Communications Public Company Limited related to its concession rights. The concession fee payable is collateralised by the concession rights capitalised above.

15 Trade accounts and notes payable

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes payable				
- Third parties	1,645.98	1,701.46	432.46	100.90
- Related parties (Note 29)	21.60	49.76	1.39	1.56
Total trade accounts and notes payable	1,667.58	1,751.22	433.85	102.46

16 Borrowings

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Current				
Bank overdrafts and short-term loan from financial institutions	5,990.10	4,470.35	2,727.43	3,002.93
Current portion of long-term borrowings	581.97	601.43	-	-
Current portion of long-term debentures	1,500.00	1,500.00	-	-
Short-term borrowings	-	557.85	-	313.05
Finance lease liabilities	0.64	42.23	0.48	0.09
	8,072.71	7,171.86	2,727.91	3,316.07
Non-current				
Long-term borrowings	3,608.91	1,251.27	1,215.69	-
Debentures	-	1,500.00	-	-
Finance lease liabilities	6.27	67.12	1.98	-
Total long-term borrowings	3,615.18	2,818.39	1,217.67	-
Total borrowings	11,687.89	9,990.25	3,945.58	3,316.07

As at 31 December 2001, the outstanding loans of the Company are all due within 6 months and the long-term loan from bank is due within 2004. These loans are not secured.

Unsecured debentures amounting to Baht 3,000 million were issued on 10 November 1999 by a subsidiary. The debentures are repayable within 3 years and bear interest at 8% per annum.

The debentures restrict dividend payments to 60% of net income of the subsidiary and are contingent on the subsidiary not defaulting under the terms of their debentures.

16 **Borrowings (continued)**

Maturity of long-term borrowings and finance lease liabilities as at 31 December 2001 is as follows:

	Consolidated		Company	
	Borrowings	Finance lease	Borrowings	Finance lease
	Baht Million	Baht Million	Baht Million	Baht Million
2003	1,471.72	1.92	1,010.17	0.48
2004	974.49	1.37	205.52	0.48
2005	282.29	1.45	-	0.48
2006 and after	880.41	1.53	-	0.54
	3,608.91	6.27	1,215.69	1.98

Borrowing facilities

The Group and the Company have the following undrawn borrowing facilities:

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Floating rate				
- expiring within one year	520.00	4,815.90	-	3,338.79
- expiring beyond one year	2,663.43	-	-	-
Fixed rate				
- expiring within one year	-	-	-	-
- expiring beyond one year	-	-	-	-
	3,183.43	4,815.90	-	3,338.79

17 **Provisions for liabilities and charges**

	Consolidated and Company
	Provision for loan guarantee
	Baht Million
For the year ended 31 December 2001	
Opening net book value	1,731.37
Exchange rate adjustments	36.67
Closing net book value	1,768.04

The provision for loan guarantees relates to a guarantee issued in respect of a former subsidiary to a certain third party. In 1999, the Company sold that subsidiary to third parties, however the Company was not released from its obligation under a corporate guarantee it has issued.

18 Other current liabilities

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Accrued expenses	728.47	1,317.50	117.92	303.73
Deferred income and advance receipt	155.05	262.76	-	28.47
Accounts payable -other	129.49	20.77	8.54	18.11
Others	323.44	329.10	87.46	19.55
Total other current liabilities	1,336.45	1,930.13	213.92	369.86

19 Share capital and premium

Registered share capital

On 20 August, 2001, the Extraordinary General Meeting of Shareholders approved an amendment of the Company's common share par value from Baht 10 per share to Baht 1 per share and amendment in the number of shares from 500,000,000 shares to 5,000,000,000 shares. The Company registered such amendments with the Ministry of Commerce on 29 August 2001.

The Company's registered share capital as at 31 December 2001 comprises 5,000 million ordinary shares of Baht 1 each whereas share capital as at 31 December 2000 comprises 500 million ordinary shares of Baht 10 each.

	Number of shares Million shares	Share capital Baht Million	Premium Baht Million	Total Baht Million
Issued and fully paid-up share capital				
As at 31 December 2000	293.70	2,937.00	4,837.50	7,774.50
As at 31 December 2001	2,937.00	2,937.00	4,837.50	7,774.50

On 19 December 2001, the Extraordinary General Meeting of Shareholders approved the cancellation of the previous Employees Shares Option Program ("ESOP") program and also approved the issuance and offer of warrants to directors, employees and advisors of the Company (new ESOP program.)

Regarding to the new ESOP program, the total number of warrants to be issued and offered during the 5-year period is approximately 91 million units, or about 91 million ordinary shares (at par value of Baht 1 each), or approximately 3.10% of total paid-up capital (before dilution), are to be reserved for the exercise of rights pursuant to the warrants. Each annual issuance and offer is subject to approval by the Shareholders Meeting.

For the first year of the program, the Shareholders Meeting resolved to approve the issuance and offer of 29 million and also resolved to approve the allocation of 29 million ordinary shares, at par value Baht 1 each, or equivalent to 0.99% of the Company's total paid up capital (before dilution), to be reserved for the exercise of warrants. The date of issue and offer the warrants and the exercise price, pursuant to this first year of ESOP program, will be determined by the Company's executive committee. As of 31 December 2001, warrants have not been issued under the ESOP program.

20 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

21 Minority interests

	Consolidated	
	2001 Baht Million	2000 Baht Million
Beginning balance	2,122.98	1,707.79
Share of net profit of subsidiaries	566.70	374.55
Foreign currency translation adjustment	(3.21)	21.67
Changed status in subsidiaries, joint venture and associates	392.85	12.71
Decrease interest in subsidiary	89.09	6.26
Dividend payment	(11.16)	-
Ending balance	3,157.25	2,122.98

22 Other income

	For the years ended 31 December			
	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Gain on sales of investments	1,948.17	590.16	1,830.51	599.35
Gain on deemed disposal of interest on dilution of investment in subsidiaries and joint venture (Note 9 e ii, v)	228.07	-	228.07	-
Interest income	132.29	170.05	103.82	159.39
Decrease in provision for loan guarantees	-	111.15	-	111.15
Others	69.12	94.15	35.75	74.27
Total other income	2,377.65	965.51	2,198.15	944.16

23 Directors' remuneration

In the year ended 31 December 2001, the remuneration of the directors amounted to Baht 3.16 million (2000 : Baht 3.44 million). Director's remuneration represents meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Annual General Meeting.

24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and subsequently amended the provident fund's name on 21 January 1993.

Under the plan, the employees must contribute 3-7 percent of their basic salaries, to be matched by the Company. The Company appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in the Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

25 Earnings per share

Basic and diluted earnings per share is calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

	Consolidated and Company	
	2001	2000
Net income attributable to shareholders (Baht Million)	2,820.18	2,384.14
Weighted average number of ordinary shares issued during the year (Million shares) (Note 19)	2,937.00	2,877.90
Basic and diluted earnings per share (Baht)	0.96	0.83

For comparison purposes, the Company has recalculated earnings per share for the year ended 31 December 2000 by considering the weighted average number of ordinary shares in accordance with the amendment to par value and number of shares in the year ended 31 December 2001.

26 Operating income (loss)

The following have been charged in arriving at operating income (loss) :

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Depreciation and amortisation	1,754.08	1,587.01	31.12	31.73
Staff costs	741.55	682.97	145.60	160.24

At 31 December 2001 the Group employed 2,068 employees (2000 : 1,620 employees).

27 Segment information

Financial information by business segment is as follows:

	Consolidated - For the year ended 31 December 2001 (Baht Million)							
	Satellite communication	Wireless Telecommunications	Internet business	Information technology	Advertising & media	Corporate and others	Consolidation eliminations	Group
Revenues	3,912.36	1,554.96	476.92	534.18	2,124.46	208.04	(168.74)	8,642.18
Cost of services and sales	(1,948.44)	(1,227.74)	(492.15)	(557.81)	(1,765.96)	(117.04)	48.68	(6,060.46)
Segment result	1,963.92	327.22	(15.23)	(23.63)	358.50	91.00	(120.06)	2,581.72
Selling and administrative expenses	(430.00)	(754.11)	(253.49)	(17.05)	(323.98)	(395.62)	115.32	(2,058.93)
Operating profit (loss)	1,533.92	(426.89)	(268.72)	(40.68)	34.52	(304.62)	(4.74)	522.79
Other income, net								2,245.35
Finance cost								
Interest income								132.29
Interest expenses								(691.25)
Share of net result from associates								1,371.96
Income before tax								3,581.14
Income tax								(194.25)
Income before minority interests								3,386.89
Minority interests								(566.70)
Net income								2,820.19
Other information								
Segment assets	12,204.72	1,438.48	695.40	916.88	3,840.59	4,522.64	(1,032.28)	22,586.43
Investment in equity method	477.23	-	2.19	-	-	18,290.64	-	18,770.06
Consolidated total assets	12,681.95	1,438.48	697.59	916.88	3,840.59	22,813.28	(1,032.28)	41,356.49
Segment liabilities	7,591.04	905.07	106.93	658.37	2,537.14	7,400.31	(1,801.12)	17,397.74
Consolidated total liabilities	7,591.04	905.07	106.93	658.37	2,537.14	7,400.31	(1,801.12)	17,397.74
Depreciation	188.92	98.09	49.68	12.44	14.86	26.30	-	390.30

27 Segment information (continued)

	Consolidated - For the year ended 31 December 2000 (Baht Million)							
	Satellite communication	Wireless Telecommunications	Internet business	Information technology	Advertising & media	Corporate and others	Consolidation eliminations	Group
Revenues	3,398.58	1,257.56	366.68	500.24	1,449.03	128.38	(232.34)	6,868.13
Cost of services and sales	(1,686.64)	(964.07)	(317.00)	(430.89)	(1,226.32)	(128.93)	142.42	(4,611.43)
Segment result	1,711.94	293.49	49.68	69.35	222.71	(0.55)	(89.92)	2,256.70
Selling and administrative expenses	(770.08)	(993.99)	(239.48)	(55.97)	(263.55)	(162.74)	10.25	(2,475.56)
Operating profit (loss)	941.86	(700.50)	(189.80)	13.38	(40.84)	(163.29)	(79.67)	(218.86)
Other income, net								795.46
Finance cost								
Interest income								170.05
Interest expenses								(778.38)
Share of net result from associates								2,847.94
Income before tax								2,816.21
Income tax								(57.52)
Income before minority interests								2,758.69
Minority interests								(374.55)
Net income								2,384.14
Other information								
Segment assets	10,612.02	6,697.78	749.43	780.94	983.83	11,416.55	(6,776.37)	24,464.18
Investment in equity method	257.25	-	9.57	-	-	13,109.33	-	13,376.15
Consolidated total assets	10,869.27	6,697.78	759.00	780.94	983.83	24,525.88	(6,776.37)	37,840.33
Segment liabilities	7,106.20	4,282.68	192.18	474.43	704.42	6,792.06	(1,816.17)	17,735.80
Consolidated total liabilities	7,106.20	4,282.68	192.18	474.43	704.42	6,792.06	(1,816.17)	17,735.80
Depreciation	157.18	75.31	22.95	11.97	13.37	29.49	-	310.27

27 Segment information (continued)

The Group is organised into the following main business segments :

Satellite communication	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of mobile and telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Sale and installation of computer hardware and software, including specialisation in the communications sector, including telecommunications, satellite communications and microwave signals
Advertising, media and radio and television broadcasting	Airtime rental, publishing white and yellow page telephone directories and the provision of advertising services to Group and third parties
Corporate and other activities	Corporate and other activities primarily relate to developing and synergies that exist between our business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms practicable

28 Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the years ended 31 December

	Notes	Consolidated		Company	
		2001 Baht	2000 Baht	2001 Baht	2000 Baht
Cash flows from operating activities					
Net income for the year		2,820,187,826	2,384,143,956	2,820,187,826	2,384,143,956
Depreciation charges	11	390,303,890	310,279,630	26,301,304	29,486,569
Amortisation charges	12 – 14	1,363,780,270	1,276,727,383	4,817,497	2,242,776
Gains on sales of investments	22	(1,948,169,864)	(590,156,185)	(1,830,511,223)	(599,347,279)
Share of net result of investments from subsidiaries, joint venture and associates	9	(1,371,955,452)	(2,847,942,975)	(1,229,266,561)	(1,693,369,049)
Gain on disposal of interest on dilution of investments in subsidiaries and associates	22	(228,067,358)	-	(228,067,358)	-
Unrealised (gain) loss on exchange rate		40,523,172	413,174,330	(24,183,254)	(31,311,014)
Realised (gain) loss on exchange rate		(24,957,223)	377,013,499	1,271,909	(8,594,834)
Allowance for doubtful accounts		79,312,855	86,888,355	(5,131,014)	3,107,297
Share of net result in subsidiaries to minority interests	21	566,700,264	374,545,471	-	-
Others		61,593,026	(56,234,587)	41,379,495	(106,874,691)
Increase in trade accounts and notes receivable		(349,967,182)	(371,160,133)	(263,173,042)	(77,062,382)
Decrease in inventories		51,224,081	2,336,612	63,595,778	6,316,901
(Increase) decrease in other current assets		349,071,943	(102,932,727)	286,215,286	(88,826,562)
Decrease in other assets		35,894,232	21,583,479	28,470,045	33,630,172
Increase (decrease) in trade accounts and notes payable		426,418,532	(188,307,460)	206,313,391	59,476,161
Increase (decrease) in other current liabilities		185,965,989	155,632,587	(17,034,389)	(38,642,488)
Increase (decrease) in other liabilities		(368,257,447)	128,305,764	-	-
Net cash flows from (used in) operating activities		2,079,601,554	1,373,896,999	(118,814,310)	(125,624,467)

29 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Transactions of work in progress between a subsidiary and related party were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the years ended 31 December 2001 and 2000 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Service income				
Subsidiaries				
Consulting and management service	-	-	37.39	35.12
Interest income	-	-	13.23	16.88
Dividend	-	-	33.74	-
	-	-	84.36	52.00
Associates				
Consulting and management service	155.27	86.83	155.27	86.86
Computer services income	59.62	49.48	-	-
Rental and advertising income, net	628.30	434.18	-	-
(Gross 2001 : Baht 1,560.64 million				
2000 : Baht 940.01 million)				
Dividend	-	-	437.48	-
Interest income	6.60	-	6.60	-
	849.79	570.49	599.35	86.86
Joint ventures				
Consulting and management service	8.57	3.12	16.13	6.00
Computer service income	2.94	-	-	-
Rental and advertising income	10.58	-	-	-
(Gross 2001 : Baht 31.81 million)				
Interest income	0.15	5.61	0.24	10.85
	22.24	8.73	16.37	16.85
Related parties				
Computer services income	6.44	6.83	-	-
Rental and advertising income	3.69	0.01	0.01	-
	10.13	6.84	0.01	-

29 **Related party transactions (continued)**

b) **Purchase of goods and services**

	Consolidated		Company	
	2001	**2000**	**2001**	**2000**
	Baht Million	**Baht Million**	**Baht Million**	**Baht Million**
Service expense and rental				
Subsidiaries				
Computer and management service	-	-	7.57	18.81
Advertising expense	-	-	6.18	3.31
Other expenses	-	-	0.42	0.51
	-	-	14.17	22.63
Associates				
Roaming fee	198.03	56.70	-	-
Other expenses	184.15	48.96	1.69	1.62
	382.18	105.66	1.69	1.62
Joint ventures				
Advertising expense	0.63	0.03	0.74	1.07
Related parties				
Rental and other expenses	86.66	75.98	27.85	30.27
Work in progress	223.19	115.47	-	-
Purchases of property and service	137.40	-	-	-
	447.25	191.45	27.85	30.27

29 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts receivable				
- related parties				
Subsidiaries	-	-	4.10	0.67
Associates	101.21	141.68	2.42	4.33
Joint ventures	0.01	6.68	-	5.86
Related parties	3.12	6.64	0.36	4.96
Total trade accounts receivable				
- related parties	104.34	155.00	6.88	15.82
Accrued income - related parties				
Subsidiaries	-	-	3.01	0.60
Associates	201.48	122.34	4.34	2.11
Joint ventures	-	-	0.09	0.03
Related parties	0.08	0.81	0.01	-
Total accrued income - related parties	201.56	123.15	7.45	2.74
Trade accounts payable - related parties				
Subsidiaries	-	-	0.82	0.59
Associates	17.72	38.39	0.04	0.05
Joint ventures	-	0.51	-	0.20
Related parties	3.88	10.86	0.53	0.72
Total trade accounts payable				
- related parties	21.60	49.76	1.39	1.56

29 Related party transactions (continued)

d) Amounts due from, advances and loans to related parties as at 31 December

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	779.31	779.34
Associates	3.39	25.83	0.25	0.75
Joint ventures	0.02	0.81	0.03	0.37
Related parties	11.53	0.16	0.11	0.12
Total amounts due from and advances to related parties	14.94	26.80	779.70	780.58
Loans to related parties				
Subsidiaries	-	-	178.64	213.84
Total loans to related parties	-	-	178.64	213.84
Total amounts due from, advances and loans to related parties	14.94	26.80	958.34	994.42
Movement of loans to related parties				
Beginning balance	-	69.78	213.84	383.04
Addition	-	-	8,164.67	1,279.60
Repayment	-	(69.78)	(8,199.87)	(1,448.80)
Total loans to related parties	-	-	178.64	213.84

Loans to related party bear interest at 5 % p.a. There are no specified repayment term.

29 Related party transactions (continued)

e) Amount due to and loan from related parties

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Amount due to and loan from related parties				
Subsidiaries	-	-	0.39	5.49
Associates	0.43	0.22	-	0.22
Related parties	0.40	11.88	-	0.55
Total amount due to and loan from related parties	0.83	12.10	0.39	6.26

f) Other assets as at 31 December

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Associates	67.70	87.99	62.80	87.99
Related parties	10.94	10.87	8.18	10.87
Total other assets	78.64	98.86	70.98	98.86

Commitments and contingencies with related parties are set out in Note 32.

30 Interest in joint ventures

C.S. Communications Company Limited

On 20 March 2001, Shin Satellite Public Co., Ltd. (SSA), a subsidiary, has sold all 49,469,994 shares at par value Baht 10 each in CSC to Shin Broadband (SBI), SSA's subsidiary, by the approval from the Communication Authority of Thailand (CAT) on 20 March 2001. Therefore the shareholder agreement between SSA and CAT regarding the join ventures in CSC has been transferred from SSA to SBI with the same terms and conditions. The shareholder agreement between SBI and CAT has been signed on 20 March 2001.

On 19 June 2001 SBI has approved to extend the period for an option to subscribe the remaining 47,040,000 shares to return the stake in CSC to 49% for CAT from 30 June 2001 to 31 December 2001. CAT's board of directors has unanimously agreed not to use their option to subscribe for the remaining 47,040,000 shares in CSC on 30 July 2001.

On 7 September 2001, SBI subscribed for the remaining 47,040,000 shares of CSC. CSC registered the increase in share capital with the Ministry of Commerce on 12 October 2001. As a result, SBI now fully controlled CSC. Accordingly CSC has changed from a joint venture to a subsidiary thereafter.

Teleinfo Media Company Limited

Teleinfo Media Company Limited (TMC) is a joint venture company between the Company and the Telephone Organisation of Thailand (TOT). The company is managed under a joint venture agreement between the two ventures. According to the Share Subscription and Shareholders agreement in relation to TMC with TOT and SYP, and the completion of capital increase of TMC (Note 9) on 3 January 2001, the interest in the joint venture of the Company, TOT and SYP is 38.25%, 36.75% and 25.0%, respectively.

Digital Phone Company Limited

On 5 April 2001, the Company sold its entire investment or 47.55% of Digital Phone Company Limited (DPC) to Shin Digital Company Limited (SDT), a wholly owned subsidiary of the Company.

On 5 September 2001, SDT acquired 49.99% of DPC from TMI Mauritius Ltd., as a result, SDT's interest in DPC has increased from 47.55% to 97.54% and the status of DPC has changed from a joint venture to a subsidiary (Note 9) thereafter. Accordingly the Company therefore, ceased to proportionate accounted for its interest in DPC with effect from 5 September 2001.

30 Interest in joint ventures (continued)

Arccyber Company Limited

Arccyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited (ADV), a 90.91% subsidiary, and NTT Communications (Thailand) (NTT Thailand), a subsidiary of NTT Communications Corporation and Saha Pathana Inter-Holding Public Company Limited (Note 9). As at 31 December 2001, the interests in the equity share capital of ADV, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited were 47.50%, 47.50% and 5.00%, respectively.

The following amounts represent the Group's share of the assets, liabilities, revenues and loss in its consolidated financial statements for the years ended 31 December:

	Teleinfo Media Company Limited		C.S. Communications Company Limited		Digital Phone Company Limited		Arccyber Company Limited	
	2001 Baht Milllion	2000 Baht Milllion	2001 Baht Milllion	2000 Baht Milllion	2001 Baht Milllion	2000 Baht Million	2001 Baht Milllion	2000 Baht Milllion
Balance sheets								
Current assets	175.04	328.33	-	204.37	-	827.81	124.63	-
Non-current assets	121.73	187.16	-	352.87	-	5,237.42	123.78	-
Current liabilities	(103.85)	(382.53)	-	(1,042.25)	-	(1,777.11)	(13.26)	-
Non-current liabilities	(0.38)	-	-	(138.01)	-	(2,087.03)	-	-
Net assets (liabilities)	192.54	132.96	-	(623.02)	-	2,201.09	235.15	-
Income statements								
Gross revenues	265.89	333.14	-	481.10	1,087.38	970.82	8.05	-
Loss for the year	(90.98)	(141.12)	-	(71.72)	(419.90)	(880.89)	(66.35)	-
Proportionate interest in joint venture	38.25%	51.00%	-	99.99%	47.55%	47.55%	47.50%	-

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

31 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales and purchases are entered into in foreign currencies. In order to manage the risks arising from fluctuations in currency exchange rates and interest rates, the Group and the Company makes use of derivative financial instruments. Trading for speculative purposes is prohibited.

The objectives in using financial instruments are to reduce the uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of the cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with lending banks and foreign exchange forwards are taken out to manage the currency risks in future sales. Decisions on the level of risk undertaken are confined to the Management Committee which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval by the Management Committee before execution.

Management of currency and interest rate exposures are the responsibility of the Treasury Department. Monthly management reports contain details of cost and market value of all financial instruments, including open forward contracts and interest rate swaps. An analysis of exposures against the limits established by the Management Committee is also provided. These limits principally cover the maximum permitted exposure in respect of:

- Foreign exchange transactions
- Floating rate borrowing

Foreign currency risk

As at 31 December the Company and its subsidiaries had outstanding foreign currency assets and liabilities as follows :

	Consolidated			
	2001		2000	
	Currency Million	Baht Million	Currency Million	Baht Million
Assets				
US Dollars	41.75	1,852.17	62.87	2,715.51
Australian Dollars	0.35	7.69	0.08	2.02
		1,859.86		2,717.53
Liabilities				
US Dollars	91.82	4,073.21	57.82	2,511.67
Australian Dollars	1.09	24.81	-	-
Singapore Dollars	-	-	0.01	0.16
Deutsche Marks	-	-	0.04	0.89
French Francs	-	-	-	0.01
Hong Kong Dollars	0.41	2.33	-	-
		4,100.35		2,512.73

31 Financial instruments (continued)

Foreign currency assets represent US dollar deposits with foreign and local banks for the future payments of foreign currency liabilities, trade accounts and note receivables and loan to subsidiary. Foreign currency liabilities represent trade accounts payable, other payable and provision for liabilities and charges.

The Group enters into cross-currency interest rate swaps and foreign currency forward contracts. In general, the Group's policy is to enter into such contracts for 2-3 years. As of 31 December 2001 the fixed exchange rates varied from 39.05 to 45.16 Baht per USS and 21.82 Baht per AUD (as at 31 December 2000 : 25.99 to 39.05 Baht per USS), whilst fixed interest rates is approximately 7.65% per annum (as at 31 December 2000 : 7.65% to 9.37% per annum).

Cross currency and interest rate swaps

The remaining receivable of the outstanding cross currency interest rate swap contracts at 31 December were as follows:

	Consolidated			
	2001		2000	
	Currency Million	Baht Million	Currency Million	Baht Million
USD	31.69	1,400.00	69.11	2,985.21
Total	31.69	1,400.00	69.11	2,985.21

Foreign currency forward contracts

The outstanding foreign currency forward contracts at 31 December were as follows:

	Consolidated			
	2001		2000	
	Currency Million	Baht Million	Currency Million	Baht Million
AUD	0.19	4.20	-	-
USD	47.74	2,108.92	5.58	240.59
Total		2,113.12		240.59

31 **Financial instruments (continued)**

Fair values

The carrying amount of cash and cash equivalents, receivables, accounts payables and short-term borrowings approximates the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

	Consolidated			
	31 December 2001		31 December 2000	
	Carrying Amount Baht Million	Fair Value Baht Million	Carrying Amount Baht Million	Fair Value Baht Million
Long-term debt (excluding finance lease liabilities)	3,608.91	3,839.01	2,751.27	2,825.10

The fair values of cross currency and interest rate swaps and forward foreign exchange contracts have been calculated based on quoted market rates from bank. A comparison of the carrying value and fair value of these instruments is as follows:

	Consolidated		Company	
	2001 Baht Million	2000 Baht Million	2001 Baht Million	2000 Baht Million
Favorable cross currency and interest rate swap	-	71.4	-	-
Favorable (unfavorable) forward foreign exchange contracts	(5.26)	3.4	-	-
Unfavorable cross currency and interest rate swap	(196.08)	(231.2)	-	-

32 Contingencies and commitments (continued)

Concession conversion

Certain of the Group companies operate concessions with the Thai Government as set out in note 1. Following the agreement of the Thai Cabinet on 25 January 2000 to encourage concessionaires to participate in the concession conversion process to undertake telecom liberalisation, the State Enterprise Policy Committee (SEPC) established the Concession Conversion Subcommittee (CCSC) to undertake the concession conversion process. Following a CCSC meeting on 19 April 2000 the CCSC informed concessionaires to give formal notice of their intention of participating in the concession conversion process. Shin Satellite Public Co., Ltd., Advanced Info Services Public Co., Ltd., Advanced Data Network Communications Co., Ltd., Advanced Paging Co., Ltd., Digital Phone Co., Ltd. and Teleinfo Media Co., Ltd. gave formal notice to the CCSC during 2000 of its intention to participate in the concession conversion process. The concession conversion process is ongoing and no determination can be made at the date of these financial statements of the likely outcome and the impact of conversion on the consolidated and company financial and operating position. Moreover, the term of Concession Conversion Subcommittee has now expired.

b) Shareholder agreements

The Company has entered into Shareholder Agreements or Master Agreement with strategic partner and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited

The Company has a shareholders' agreement with Singapore Telecommunications Limited in respect of our equity investment in Advanced Info Services Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions as such, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At the present, there are no significant corporate actions on which the shareholders are not in agreement.

Telephone Organisation of Thailand

According to the shareholder agreement of the joint venture entered into by the Company and the Telephone Organisation of Thailand (TOT), the Company has a commitment with TOT to reimburse certain uncollectible accounts receivable in a joint venture. The Company has an obligation to inject the joint venture's additional share capital at the same amount of the uncollectible accounts receivable, including the cost of shares allocated to TOT. As at 31 December 2001 the outstanding balance of such accounts receivable is approximately Baht 138.70 million.

32 **Contingencies and commitments (continued)**

The government of the Lao People's Democratic Republic

Lao Telecommunications Company Limited is an associate company which was established under the terms of the Master Agreement dated 8 October 1996 signed by the government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the Master Agreement, the associate company has the right to provide telecommunications services - fixed phones, mobile phones, international facilities, internet, and paging within Lao PDR for 25 years and has 5 years exclusive right. At the end of the 25th year, Shin Corporation Public Company Limited will transfer all of its shares in Lao Telecommunications Company Limited to government of the Lao PDR without any charges.

c) **Commitments with related parties**

Significant commitments with related parties are as follows:

- As at 31 December 2001 the Company and subsidiaries have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 697.51 million and US$ 8.94 million (at 31 December 2000: Baht 95.99 million and US$ 7.88 million). Under the term of commitments, the Company and subsidiaries must hold their interests in their subsidiaries and joint ventures and cannot pledge any of their shares until the loans are fully repaid.

- Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for a period of 12 months at a time with options to renew. The subsidiaries, associates and joint ventures are committed to pay the Company for services in respect of the agreements amounting to approximately Baht 13.50 million per month (2000: Baht 7.26 million per month).

d) **Operating lease commitments - where a group company is the lessee**

The future minimum lease payments under non-cancelable operating leases as at 31 December are as follows:

	Consolidated		Company	
	2001	2000	2001	2000
	Baht Million	Baht Million	Baht Million	Baht Million
Not later than 1 year	26.60	41.33	-	-
Later than 1 year and not later than 5 years	0.43	49.66	-	-
Later than 5 years	76.07	-	-	-
	103.10	90.99	-	-

32 Contingencies and commitments (continued)

e) Capital expenditure commitments

Capital expenditure contracted for at 31 December but not recognised in the financial statements is as follows:

	Consolidated	
	2001	2000
	Currency Million	Currency Million
Property and equipment and property and equipment under concession agreement	-	-
Thai Baht	-	249.17
USD	127.44	184.33
Euro Dollars	-	4.18

f) Contingencies

As at 31 December 2001, The Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 975.30 million (31 December 2000: Baht 999.15 million) on a consolidated basis and Baht 252.70 million (31 December 2000: Baht 268.74 million) on a company basis.

As at 31 December 2001, a subsidiary had a contingent liability for a long-term loan guaranteeing for its subsidiary in the amount of Baht 788.71 million. (31 December 2000: Baht 606.3 million)

Shin Satellite Public Co., Ltd.'s (SSA) share of results of LTC (Note 9) has been adjusted to account for an estimated operating lease payment required to be paid by LTC to the Government of the Laos PDR. However, it does not include an amount of USS 2.5 million (being USS 0.6 million per annum for the period from 1996 to 31 December 2001 net of income tax of 20%) claimed by the Government of the Laos PDR from LTC for lease expenses that is presently under negotiation between SSA and Laos PDR. A provision has not been made in these financial statements since management believes that the result of the negotiations will be favorable to the company.

A subsidiary is defendants in various legal actions. In the opinion of the subsidiary's director, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss.

CSC, a subsidiary company of SSA, has been subject to certain investigation in respect of the completeness of the declaration of taxes paid on the importation of telecommunications equipment in 1997. Management is of the opinion that there will be no loss to the company and no accruals for fines or penalties arising as a result of these investigations have, therefore, been made in these accounts.

33 Promotion privileges

A subsidiary was granted promotion privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunications services to customers outside Thailand. Promotion privileges included exemption of corporate income tax for a period of eight years commencing from March of 1997, when its revenue was first earned from the promoted business. The subsidiary has to comply with certain terms and conditions required for promoted industries.

In 2001, total revenue derived from BOI-promoted activities amounted to Baht 1,273 million (2000 : Baht 1,049 million).